                           FORWARD LOOKING INFORMATION

This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to the Company's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in the Company's securities. The Company does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.

                                                                    EXHIBIT 99.1

                                                           [ENGLISH TRANSLATION]

                               I. COMPANY STATUS

1. COMPANY GOALS

a. Current Business Objectives

                              BUSINESS OBJECTIVES                                                       REMARK
------------------------------------------------------------------------------------------------------------------------------

-     High-speed telecommunication network

- Value-added telecommunication services such as data collection, processing, supply, exchange, transmission; multimedia services and etc..

- Integrated wired broadcasting services, telecommunication network services, distribution network services and telecommunication services using integrated wired broadcasting network

- Sales of telecommunication equipment and supplies related to telecommunications business

-     Research and development related to telecommunications business

-     Facility installation, operation and maintenance for the above businesses

-     Services and Construction for the above businesses

-     Overseas businesses related to the above businesses

-     Investment for carrying out the above businesses

-     Lease Land and Telecommunication Bureau Buildings pursuant to applicable
      Telecommunications Laws in Korea

-     Other services licensed or commissioned by the government

-     Other incidental services necessary for carrying out the above businesses

b. Future Business Objectives

                                 BUSINESS OBJECTIVES                                                 REMARK
----------------------------------------------------------------------------------------------------------------------------
-     Telephony, wireless telecommunication, satellite communication                 Although these businesses are closely
                                                                                     related to the current business
-     System integration services including system consulting, system                objectives, they are not being operated
      construction and system resource management                                    so as to concentrate on current
                                                                                     businesses.
-     Software development and sales

-     Telecommunication training programs

-     Telecommunication system testing and inspection

- Advertisement and publication pursuant to applicable telecommunications laws

-     Lease Telecommunication Lines and Facilities

c. Subsidiary Company's Current Business Objectives

                                 BUSINESS OBJECTIVES                                                 REMARK
----------------------------------------------------------------------------------------------------------------------------
<Korea.com Communications>
1. Portal Service                                                                    The Bankruptcy Division of the Seoul
                                                                                     District Court approved Korea.com
2. E-Commerce                                                                        Communications' petition for the
                                                                                     commencement of reorganization
                                                                                     proceedings on April 1, 2003 and
                                                                                     approved Korea.com Communications'
                                                                                     reorganization plan on October 15, 2003

d. Future businesses N/A

2. COMPANY HISTORY

a. History of the Company

(1)   Development and changes after establishment

 1)   Established: July 30, 1996

 2)   Occurrence of important matters related to management activities

      - Jul. 1996: Company established (Capital: Won 60 billion, 102 shareholder companies)

      -     Jun. 1997: Became the second largest shareholder of 'Hanaro Telecom'

      -     Jul. 1997: Launched leased line services

      - Sep. 1997: Thrunet, KEPCO and Microsoft signed a MOU (Memorandum of Understanding) for high speed multimedia Internet services

      -     Jul. 1998: Introduced commercial broadband Internet services

      -     Jul. 1999: Over 100,000 broadband Internet subscribers

      -     Sep. 1999: Microsoft invested US$10 million

      -     Nov. 1999: Directly listed on NASDAQ for the first time in Korea

      -     Aug. 2000: Over 500,000 broadband Internet subscribers

      -     Aug. 2000: US$115 million vendor financing agreement from Cisco

      -     Sep. 2000: Opened broadband portal Korea.com

      -     Jan. 2001: US$240 million invested by SB Thrunet Fund

      -     May 2001: Over 1 million broadband Internet subscribers

      -     Jun. 2001: Spin-off of Korea.com

      - Feb. 2002: SB Pte. Ltd., Trigem and Naray, holders of bonds with warrants (BW), exercised their warrants to purchase our common stock

      - Aug. 2002: Conversion by Trigem and Naray of their bonds into our common stock

      -     Oct. 2002: Transferred leased line assets to SK Global

      - Mar. 3, 2003: Submitted an application for corporate reorganization to the Seoul District Court

      -     Mar. 27, 2003 : Commenced corporate reorganization proceedings

      -     Jan. 9, 2004 : Reorganization plan approved by the Seoul District
            Court

      -     Mar. 15, 2004 : Excluded from Trigem Computer' Corporate Group List

 3)   Address of head office

                 Past                                      Present (1997.11.20)
                 ----                                      --------------------
23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul        1338-5, Seocho-dong, Seocho-gu, Seoul

 4)   Address of branch offices

  Branch name                                 Address
  -----------                                 -------
Seoul branch                  Seocho 2-Dong Seocho-Gu, Seoul
Seobu branch                  Thrunet Bldg 2F Yongjeon-Dong Dong-Gu, Daejeon
Kyungbuk branch               Thrunet Bldg Joong-Dong Susung-Gu, Daegue
Incheon branch                Thrunet Bldg Guwall-Dong Namdong-Gu, Incheon
Basan branch                  Thrunet Bldg Oncheon 3-Dong Dongrae-Gu, Busan

(2) Change of Company Name N/A

(3) Merger, Business Acquisition or Business Sale N/A

(4) Changes in Production Facilities

                                                      (Unit: in millions of won)

            Item                       Mar. 04             Dec. 03            Sep. 03            Jun. 03
            ----                       -------             -------            -------            -------
Systems                                181,770             189,363            252,690            269,817
Telecommunication Facilities            97,280             107,697            116,496            120,856

(5) Occurrence of important matters related to management activities

 1)   Commencement of Reorganization Proceedings

      On March 27, 2003, we were granted our petition for the commencement of reorganization proceedings from the Bankruptcy Division of the Seoul District Court, and we are in reorganization proceedings. The following shows important development of the proceedings.

    Date                                         Description
    ----                                         -----------
Mar. 3, 2003      Filing of a petition for the commencement of reorganization proceedings
Mar. 27, 2003     Commencing of the Reorganization Proceeding
Jun. 25, 2003     First meeting of interested parties
Oct. 25, 2003     Submitting of a Reorganization Plan
Nov. 28, 2003     Second meeting of interested parties
Jan. 9, 2004      Approving of Reorganization Plan

 2)   Delisting from NASDAQ Market

      On April 3, 2003, we received a Nasdaq delisting determination, and were delisted on Monday, April 7, 2003.

 3) Surrendered our license for the international private leased circuit leasing business On July 11, 2003, we received approval to discontinue the business of leasing of international telecommunication lines from the Ministry of Information and Communication.

b. Affiliated Corporate Group

      The company was excluded from Trigem Computer' Corporate Group List on March 15, 2004.

3. CAPITAL CHANGES

a. Capital Changes

                                 (Unit: One thousand shares, in Millions of Won)

                               DETAILS OF INCREASED (REDUCED) SHARE
                         ------------------------------------------------ CAPITAL AFTER   NEW SHARE    CAPITAL
                                           PAR VALUE PER  ISSUE PRICE PER    INCREASE    ALLOCATION   INCREASE
  DATE       ORIGIN       TYPE   QUANTITY      SHARE          SHARE        (REDUCTION)     METHOD       RATIO
--------  -------------  ------  --------  -------------  ---------------  -----------  ------------  --------
 7/30/96  Establishment  Common    12,000    Won 5,000       Won  5,000       60,000     Shareholder       -
             Capital     Stock                                                           Allocation

 9/3/97      Capital     Common    14,400    Won 5,000       Won  5,000      132,000     Shareholder     120%
            Increase     Stock                                                           Allocation

 9/21/99     Capital     Common     1,509    Won 5,000       Won  7,970      139,543     Third-Party     5.7%
            Increase     Stock                                                           Allocation

11/23/99     Capital     Common    11,615    Won 2,500       Won 19,636      168,580     Third-Party    17.2%
            Increase     Stock                                                           Allocation

                               DETAILS OF INCREASED (REDUCED) SHARE
                         ------------------------------------------------ CAPITAL AFTER   NEW SHARE      CAPITAL
                                           PAR VALUE PER  ISSUE PRICE PER    INCREASE    ALLOCATION     INCREASE
  DATE       ORIGIN       TYPE   QUANTITY      SHARE          SHARE        (REDUCTION)     METHOD         RATIO
--------  -------------  ------  --------  -------------  ---------------  -----------  ------------    --------
11/26/99     Capital     Common     4,526    Won 2,500       Won  9,350      179,895     Third-Party       6.7%
            Increase     Stock                                                           Allocation

 1/27/01     Capital     Common    26,048    Won 2,500       Won  2,500      245,015     Third-Party      36.2%
            Increase     Stock                                                           Allocation

12/14/01     Capital     Common     4,635    Won 2,500       Won  2,750      256,602     Third-Party       4.7%
            Increase     Stock                                                           Allocation

 2/27/02   Exercise of   Common    52,096    Won 2,500       Won  2,500      386,842     Third-Party      50.8%
            warrants     Stock                                                           Allocation

 8/30/02     Capital     Common    78,169    Won 2,500       Won  1,136      582,265     Third-Party      50.5%
            Increase     Stock                                                           Allocation

12/27/02     Capital     Common  (155,271)   Won 2,500                -     (194,088)    Reverse Stock   (66.7%)
            Reduction    Stock                                                           Split of 3
                                                                                            to 1

 1/09/04     Capital     Common   (43,915)   Won 2,500                -      (84,299)   100% Capital     (56.5%)
            Reduction    Stock                                                            Reduction

 2/20/04     Capital     Common   (32,877)   Won 2,500                -       (2,107)    Reverse Stock   (97.5%)
            Reduction    Stock                                                            Split of 40
                                                                                            to 1

b. Plans for Capital Change

According to the Reorganization Plan approved on January 9, 2004, certain of the company's unsecured creditors converted their debt claims into equity interests in the company..

Number of shares to be issued                    Capital Increase                       Effective Date
-----------------------------                    ----------------                       --------------
          6,958,806                             Won 17,397,015,000                      April 1, 2004

c. Convertible Bond : N/A

d. Bond with Warrants (BW) : N/A

e. Investment in Kind N/A

4. TOTAL NUMBER OF SHARES

a. Total Number of Shares

                                                           (As of Mar. 31, 2004)

TOTAL NUMBER OF SHARES TO BE ISSUED      TOTAL NUMBER OF SHARES ISSUED     TOTAL NUMBER OF SHARES NOT ISSUED
-----------------------------------      -----------------------------     ---------------------------------
            400,000,000                             842,994                           399,157,006

b. Details of Shares Issued

                                                           (As of Mar. 31, 2004)

[Par Value Per Share:       Won 2,500]                      (Unit:  won, shares)

CLASSIFICATION             TYPE              SHARES ISSUED        TOTAL PAR VALUE           REMARK
--------------             ----              -------------        ---------------           ------
  Registered           Common Stock             842,994            2,107,485,000

               Total                            842,994            2,107,485,000

c. Purchase and Sale of Treasury Shares

 (1) Purchase and sale of treasury shares excluding stock retirement.

(As of March 31, 2004)                                 (Unit: 1,000 won, shares)

                                                        ACQUISITION
ACQUISITION DATE        TYPE        NUMBER OF SHARES       AMOUNT                      REMARK
----------------        ----        ----------------    -----------                    ------
    10/18/02        Common Stock         10,743            375,604          Exercised rights to subscribe for shares
                                                                          following the transfer of leased line assets.
                                                                           (Number of shares before capital reduction
                                                                                  on 2/20/04 : 429,753 shares)

    12/27/02        Common Stock          159              16,647        Fractional shares from the three-for-one
                                                                        stock split(Number of shares before capital
                                                                            reduction on 2/20/04 : 6,349 shares)

    12/31/03        Common Stock           0                 47           Additional Fractional shares from the
                                                                        three-for-one stock split(Number of shares
                                                                         before capital reduction on 2/20/04: 18
                                                                                      shares)

        Total                           10,902            392,298

d. Treasury Stock Fund N/A

e. Stock Option : N/A

f. Employee Stock Ownership Association

                                                                  (Unit: shares)

                        BEGINNING                                   ENDING
TYPE OF SHARES           BALANCE       INCREASE      DECREASE       BALANCE            REMARK
--------------          ---------      --------      --------       -------            ------
 Common Stock              71             0              0            71       (Number of shares before
                                                                                 Capital Reduction on
                                                                               02/20/04 : 2,865 shares)

     Total                 71             0              0            71

5. VOTING RIGHTS

[As of Mar 31, 2004]                                              (Unit: shares)

                CLASSIFICATION                                        NUMBER OF SHARES           REMARK
                --------------                                        ----------------           ------
1. Shares with voting rights [a-b]                                       [842,994]

a. Total number of shares issued by the Company                           842,994

b. Shares without voting rights                                            10,902             Treasury Shares

2. Shares with limited voting rights[a+b+c+d]                            [842,994]

a. Restricted by Commercial Law

b. Restricted by Securities and Exchange Law

c. Restricted by Monopoly Regulation and Fair Trade Law

d. Restricted by other applicable laws                                    842,994                Corporate
                                                                                             Reorganization Act

3. Shares with restored voting rights                                       [0]

       Shares with exercisable voting rights [1-2+3]                        [0]

6. DIVIDEND INFORMATION

a. Dividend in Recent 5 Years

[Par Value per Share: Won 2,500]                      (Unit: In Millions of Won)

                       CLASSIFICATION                         8TH          7TH          6TH          5TH          4TH
                       --------------                       --------     --------     --------     --------     -------
                         Net Profit                         -122,028     -324,557     -241,336     -209,702     -55,407

                      EPS (Won/Share)                        -1,581       -5,638       -2,502       -2,914        -999

                      Dividend Payable                          -            -            -            -           -

                   Dividend Payout Ratio                        -            -            -            -           -

                    a. Dividends  Lg    Common Stock            -            -            -            -           -
                      Per Share       Preferred Share
                      (Won)       Sm    Common Stock            -            -            -            -           -
                                      Preferred Share

           Cash     b. Dividend   Lg    Common Stock            -            -            -            -           -
         Dividend     Total Amt.      Preferred Share
                          (Won)   Sm    Common Stock            -            -            -            -           -
                                      Preferred Share

Dividend            c. Market     Lg    Common Stock            -            -            -            -           -
Details                 Price         Preferred Share
                        Dividend  Sm    Common Stock            -            -            -            -           -
                        Ratio         Preferred Share
                           (%)

                    a. Share      Lg    Common Stock            -            -            -            -           -
                       Dividend       Preferred Share
           Share        Ratio     Sm    Common Stock            -            -            -            -           -
         Dividend        (%)          Preferred Share

                    b. Dividend   Lg    Common Stock            -            -            -            -           -
                      shares per      Preferred Share
                   share (share)  Sm    Common Stock            -            -            -            -           -
                                      Preferred Share

              Net Assets Per Share (Won)                        -            -            -            -           -

           Ordinary Income Per Share (Won)                      -            -            -            -           -

b. Participating Bond N/A

                              II. BUSINESS CONTENTS

1. BUSINESS OUTLINE

a. Industry Status

(1) Industry Characteristics

In the past, the telecommunication services industry was more or less limited to providing telephone and telegraphic services. However, in the wake of rapid technological advancements in fiber optic telecommunication, wireless technologies, Internet related systems and software, telecommunication services continue to expand with the integration of wired and wireless services, convergence of telecommunication and broadcasting services and coupling of voice, data and video services.

It is becoming more and more difficult to predict the ever-accelerating changes in the upcoming info-communication technologies and services that are fueled by fast-spreading Internet. The changes brought by rapid progress in the fusion, integration and systematization of technologies, and high-tech info-communication systems using these new sets of technologies are now having a dramatic influence on our education, culture and society.

Under these circumstances, the characteristics and trend of today's info-telecommunications can be summarized as follows:

 - The Internet is leading the 21st century telecommunications

 - Integration of wired and wireless services

 - Convergence of telecommunication and broadcasting services

(2) Growth Potentials

Despite the downturn of the telecommunications market due to the stagnant economy, there were over four million Internet subscribers in 2000, which can be said to be the first year of Internet use in Korea. By 2002, the number had increased significantly to 10 million. As the Internet became an indispensable part of daily life, increasing number of home and small offices are demanding for large capacity multimedia services. Accordingly, many service providers have developed various value added services and are now introducing new services with larger data transmission capacities including VDSL.

(3) Effect of Economic Downturns

The high-speed internet service market, catering mostly the households, is doubtlessly affected by economic cycles, as economic downturns influence spending habits among families. Notwithstanding this, the Internet is becoming a necessity for many families rather than a luxury, being a channel for useful information and presenting money-saving opportunities through Internet shopping. This market is thus relatively less affected by economic cycles than other sectors.

(4) Competition Factors

Korea's super-high-speed Internet service sector, brought to existence by Thrunet's service launch in July 1998, is now a fiercely competitive arena with contenders such as Korea Telecom and Hanaro Telecom as well as later entrants including Dreamline and Onse Telecom

As the subscriber growth curve is gradually leveling off, strategic marketing is more crucial than ever for service providers' competitive edge as well as for their survival. Competitiveness in areas including pricing, service quality and additional service features has become the deciding factor.

(5) Applicable Laws and Regulations and Government Regulations

Telecommunication Basic Law, the Telecommunications Business Act, and the Broadcasting Act.

b. Company Overview

(1) Operation Outlook and Business Areas

(a) Operation Outlook

In July 1996, Thrunet was designated as a leased line services provider by the Ministry of Information and Communication. It started its commercial service in July 1997. In July 1998, it launched its first high-speed Internet service via cable television network in collaboration with KEPCO and Microsoft. In October 2002, in order to enhance its financial structure and to focus its resources on the high-speed Internet business, promising higher growth and profitability, the Company sold its leased line related assets to SK Global.

Thrunet's high-speed Internet service is a broadband service mainly based on HFC-type cable TV networks. In March 2001, the Company started to provide DSL connection to apartment areas, where CATV network connection was unavailable. The HFC networks provided by Thrunet consist of three distinct networks: leased networks from Powercomm and SO, and networks owned by the Company. As of March, 2004, its home pass rate reached 8.5 million households.

Subscribers are mostly attracted through its customer centers and independent dealers. As of the end of March 2004, the total number of subscribers recorded was 1,292,359 (ID). In the face of the intensifying competition among service providers, from the second quarter of 2002, Thrunet has been carrying out operation reform initiatives for profitability enhancement, consisting of moving towards a more conservative approach, settling delinquent customer accounts and curbing promotional spending.

(b) Classification of Business Areas for Public Announcement

-     Value-added Telecommunication Service: High Speed Internet Service

-     Status by Business Area

             Business Area                              Service                                   Remark
--------------------------------------    -----------------------------------   -----------------------------------------
Value-added Telecommunication Services    High Speed Internet Access Services   Internet Access Service Using HFC Network

(2) Market Share Ratio (As of March 2004)

       CLASSIFICATION                COMPANY         NUMBER OF SUBSCRIBER   MARKET SHARE (%)
---------------------------   -------------------    --------------------   ----------------
                                       KT                  5,759,256              50.4
                                 Hanaro Telecom            2,747,170              24.0
                                     Thrunet               1,292,359              11.3
                                  Onse Telecom               413,918               3.6
                                    DreamLine                146,226               1.3
High Speed Internet Service           Dacom                  201,324               1.8
                              Value-added service
                                    providers                686,471               6.0
                                Specific service             181,274               1.6
                                    providers
                                                          ----------               ---
                                      Total               11,427,998               100
                                                          ----------               ---

Source : Ministry of Information and Communication

(3) Market Characteristics

Majority of broadband Internet users are home users and SOHOs (Small Offices and Home Offices) and with market oversupply since 2002, price and advertisement competition among broadband Internet providers is fiercer than ever. Accordingly, new services including VDSL are being developed and introduced in the market ahead of schedule.

(4) Contents and Prospects of New Services N/A

(5) Organizational Structure N/A

2. MAIN PRODUCTS AND MATERIALS

a. Status of Major Products

                                                      (Unit: In Millions of Won)

      BUSINESS AREA         SALES TYPE       PRODUCT        SPECIFIC USE      BRAND    SALES AMT. (RATIO)
--------------------------  ----------  -----------------  ---------------   -------   ------------------
Broadband Internet Service   Service    Telecommunication  Internet Access
                                             Services          Service       Thrunet      92,219 (100%)

b. Price Changes of Main Products

                                                                     (Unit: Won)

             CATEGORY                    9TH 1ST QUARTER               8TH ANNUAL                   7TH ANNUAL
---------------------------------   --------------------------   -------------------------   --------------------------
                    Premium                   38,000                       38,000                      38,000
                     Saver                    34,000                       34,000                      34,000
                     Light                    28,000                       28,000                      28,000
                   Line Plus               2 IP: 58,000                 2 IP: 58,000                        -
                                           3 IP: 99,000                 3 IP: 99,000
              Special/For Offices             99,000                       99,000                      99,000
               (3 IPs Standard)
               Multi Plus Light               29,000                       29,000                      29,000
High Speed         ADSL Neo                   28,000                       28,000                      28,000
 Internet                             Apt./House/Duplex: Won       Apt./House/Duplex: Won
                                          30,000 (VAT not              30,000 (VAT not         Apt./House/Duplex: Won
                                      included/subscription        included/subscription        36,000 (subscription
               Installation Fee          system included)             system included)            system included)
                                    Building/Office-Tel/Store:   Building/Office-Tel/Store:  Building/Office-Tel/Store:
                                        Won 90,000 (VAT not          Won 90,000 (VAT not             Won 90,000
                                             included)                    included)
                                      No Contract: Won 9,000       No Contract: Won 9,000      No Contract: Won 9,000
               Modem       Cable         1 Year: Won 4,500            1 Year: Won 4,500           1 Year: Won 4,500
             Rental Fee  Internet        3 Year: Won 3,000            3 Year: Won 3,000           3 Year: Won 3,000
                           ADSL       No Contract: Won 9,000       No Contract: Won 9,000      No Contract: Won 9,000
                                         1 Year: Won 3,000            1 Year: Won 3,000           1 Year: Won 3,000

(1) Calculation Basis

Based on the price range of each main product

(2) Reasons for Major Price Changes N/A

c. Status of Main Materials N/A

d. Price Changes of Main Materials N/A

3. PRODUCTION AND FACILITIES

a. Production Capacity and Calculation Basis of Production Capacity N/A

b. Production Performance and Operation Ratio N/A

c. Status of Production Facilities

(1) Status of Production Facilities

[Property Type: Land]                                 (Unit: In Millions of Won)

                                         BEGINNING       GAIN/LOSS                    ENDING
            FORM OF                         BOOK    ------------------                 BOOK
  OFFICE   OWNERSHIP   LOCATION   CLASS    VALUE    INCREASE  DECREASE  AMORTIZATION  VALUE   REMARK
---------  ----------  ---------  -----  ---------  --------  --------  ------------  ------  ------
IDC, etc.  Registered  Seocho-gu    -      12,252                                     12,252
                                           ------                                     ------
                Total                      12,252                                     12,252
                                           ------                                     ------

[Property Type: Building]                             (Unit: In Millions of Won)

                                         BEGINNING       GAIN/LOSS                    ENDING
            FORM OF                         BOOK    ------------------                 BOOK
  OFFICE   OWNERSHIP   LOCATION   CLASS    VALUE    INCREASE  DECREASE  AMORTIZATION   VALUE  REMARK
---------  ----------  ---------  -----  ---------  --------  --------  ------------  ------  ------
Company
Housing,
  etc.     Registered  Seocho-gu    -     16,073                             98       15,975
                                          ------                             --       ------
                    Total                 16,073                             98       15,975
                                          ------                             --       ------

[Property Type: Systems]                              (Unit: In Millions of Won)

                                           BEGINNING       GAIN/LOSS                    ENDING
            FORM OF                          BOOK     ------------------                 BOOK
  OFFICE   OWNERSHIP    LOCATION    CLASS    VALUE    INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------   --------    -----  ---------  --------  --------  ------------  -------  ------
  Main
 Office
Building,
  etc.     Registered  Nationwide     -     189,363     5,692                13,285     181,770
                                            -------     -----                ------     -------
                    Total                   189,363     5,692                13,285     181,770
                                            -------     -----                ------     -------

[Property Type: Communication Line]                   (Unit: In Millions of Won)

                                           BEGINNING       GAIN/LOSS                    ENDING
            FORM OF                          BOOK     ------------------                 BOOK
  OFFICE   OWNERSHIP    LOCATION    CLASS    VALUE    INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------   --------    -----  ---------  --------  --------  ------------  -------  ------
  Main
 Office
Building,
  etc.     Registered  Nationwide     -     107,697              10,212       205        97,280
                                            -------              ------       ---        ------
                    Total                   107,697              10,212       205        97,280
                                            -------              ------       ---        ------

[Property Type: Tools and Equipment]                  (Unit: In Millions of Won)

                                           BEGINNING       GAIN/LOSS                    ENDING
            FORM OF                          BOOK     ------------------                 BOOK
  OFFICE   OWNERSHIP    LOCATION    CLASS    VALUE    INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------   --------    -----  ---------  --------  --------  ------------  -------  ------
  Main
 Office
Building,
  etc.     Self Owned  Nationwide     -       474                              33         441
                                              ---                              --         ---
                    Total                     474                              33         441
                                              ---                              --         ---

[Property Type: Office Fixtures and Supplies]         (Unit: In Millions of Won)

                                           BEGINNING       GAIN/LOSS                    ENDING
            FORM OF                          BOOK     ------------------                 BOOK
  OFFICE   OWNERSHIP    LOCATION    CLASS    VALUE    INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------   --------    -----  ---------  --------  --------  ------------  -------  ------
  Main
 Office
Building,
  etc.     Self Owned  Nationwide     -      1,220                 21         232         967
                                             -----                 --         ---         ---
                    Total                    1,220                 21         232         967
                                             -----                 --         ---         ---

[Property Type: Assets Under Construction]            (Unit: In Millions of Won)


                                                                         GAIN/LOSS
               FORM OF                                BEGINNING    ---------------------                   ENDING
  OFFICE      OWNERSHIP      LOCATION     CLASS      BOOK VALUE    INCREASE     DECREASE   AMORTIZATION   BOOK VALUE    REMARK
---------     ----------    ----------   -------     ----------    --------     --------   ------------   ----------    ------
  Main
 Office       Self Owned    Nationwide      -           8,780                      761                      8,019
Building,
 etc.

                                         -------     --------      --------     ------     ------------   -------       ------
                       Total                            8,780                      761                      8,019
                                         -------     --------      --------     ------     ------------   -------       ------

[Property Type: Other tangible assets]                (Unit: In Millions of Won)


                                                                           GAIN/LOSS
               FORM OF                                BEGINNING    ---------------------                   ENDING
  OFFICE      OWNERSHIP     LOCATION     CLASS       BOOK VALUE    INCREASE      DECREASE  AMORTIZATION   BOOK VALUE    REMARK
---------     ----------    ----------   -------     ----------    --------     --------   ------------   ----------    ------
   Main
  Office
 Building,    Self Owned    Nationwide      -           2,579                      780                      1,799
   etc.
                                         -------     --------      --------     ------     ------------   -------       ------
                      Total                             2,579                      780                      1,799
                                         -------     --------      --------     ------     ------------   -------       ------

d. Plans for Building/Purchasing Facilities N/A

e. Future Investment Plan

                                                      (Unit: In Millions of Won)


                                              Estimated Investment Capital during 2004
                                          --------------------------------------------------
                                                                      Investment
                          Plan            Type of Asset     Amount     Effect       Remark
                         -------          -------------     ------     ------     ----------
                                          Communication
                         Backbone             Line          16,350
                                                            ------     ------     ----------
                                Sub-Total                   16,350
                                                            ------     ------     ----------
                                          Communication
Internet Access          Local Loop            Line         13,786
    Services                                                ------     ------     ----------
                                Sub-Total                   13,786
                                                            ------     ------     ----------
                                          Other Tangible
                           Etc.              Assets          8,036
                                                            ------     ------     ----------
                                Sub-Total                    8,036
                                                            ------     ------     ----------
                           Grand Total                      38,172
                                                            ------     ------     ----------

4. SALES

a. Sales Performance

                                                      (Unit: In Millions of Won)

                    FORM OF
  BUSINESS AREA      SALES            ITEM           9TH 1 Q    8TH 4 Q  8 TH ANNUAL
-----------------   -------   --------------------- ---------  --------- -----------
                                          Export            -          -       -
  Supplementary     Service   Broadband             ---------  --------- -------
Telecommunication              Internet   Domestic     92,218    100,084 388,320
                                                    ---------  --------- -------
                                          Total        92,128    100,084 388,320
                                                    ---------  --------- -------
                                          Export            -          -       -
                                                    ---------  --------- -------
                Total                     Domestic     92,218    100,084 388,320
                                                    ---------  --------- -------
                                           Total       92,128    100,084 388,320
                                                    ---------  --------- -------

      b.    Sales Channels and Methods

      (1)   Sales Organizations

      -     Marketing Team, Independent Dealer, SO, Customer Support Center

      (2)   Sales Channels

            (a) Accept applications through Internet, Call Center, SO in each region and independent dealer.

            (b) CIS (Customer Information System) input - Screen minors and credibility status

            (c)   Confirm service areas

            (d)   Register customer' installation request for CIS

            (e) Inquire installation information and give installation orders to each sales agency

            (f) Check and complete installation schedule from relevant installation companies

      (3)   Sales Methods and Conditions

      -     Cash only for service fees

      -     Fee programs

            See 'II. Contents of Business - 2. Refer to `b. Price Changes of Main Products' for main products and materials'

      (4)   Sales Strategy

      -     Concentrate on increasing services

          - Propose sales promotion programs to increase the number of subscribers

          - Strengthen direct/indirect sales capacity by promoting distribution agencies in each region

      -     Improve AS and CS support systems to improve the quality of services

      - Offer various rate systems and develop new value-added products meeting customer needs

      - Business coalition (Giro, automatic payment, credit card payment, etc) for win-win strategy

      5.    ORDERS RECEIVED N/A

      6.    DERIVATIVE PRODUCTS

      a.    Foreign Exchange Position by Currency Type N/A

      b.    Foreign Exchange Risk Management N/A

7.    MATERIAL AGREEMENT

      a.    Material Agreement

                    Contract Content                                 Contractor              Contract Date (Term)
                    ----------------                                 ----------              --------------------
  Agreement on Provision of International Private Lines             Onse Telecom                  2002.03.07

  Agreement on Restructuring for Financial Improvement         Korea Development Bank             2002.05.31

Agreement on Lease and Use of Domestic and International                DACOM                     2002.07.01/
                     Internet Lines                                                               2002.07.16

   Asset Sale Agreement between Thrunet and Powercomm                 Powercomm                   2002.07.31

                     Lease Agreement                                     CKR                      2002.08.16

  Asset Sale Agreement between Thrunet and SK Networks               SK Networks                  2002.06.26

Agreement on Supply and Use of Telecommunication Facilities                    Powercomm              2001.02.27
                                                                                                      ~204.02.26
Agreement on mutual cooperation in value-added telecommunication services         SO                It differs by SO

     b. Derivative Product Trade

     (1) Derivative Product Trade in Foreign Currency N/A

     (2) Derivative Product Trade in Korean Won N/A

     c. Business Acquisition/Transfer Agreement N/A

8. R&D

     a. Summary of R&D Activities

     (1) R&D Teams N/A

     (2) R&D Expenses

                                                      (Unit: In Millions of Won)

                 Item                     9th (2004) 1Q    8th (2003)     7th (2002)     Remarks
-------------------------------------     -------------    ----------    ----------      ---------
            Raw material                      n/a            n/a
              Salaries                                                       971
            Depreciation
          Outside services
                Misc.                                                          3
     Total of research expenses
                     Selling and
Accounting         administrative
                      expenses                                               974
               Manufacturing expenses
                  Development cost
 Total of research expenses / Sales
            revenue ratio
 (Total of research expenses / sales
           revenue X 100)                      %              %            0.184%

     b. R&D Performance

          Research Project                 Starting Date          Research Period     Number of Participants
-----------------------------------        -------------          ---------------     ----------------------
     Development of VDSL Service              2002.2                 10 Months                   5
Development of Wireless Lan Service           2001.8                 12 Months                   6
    Development of VoIP Service               2002.2                 4 Months                    3
         Development of VPN                   2002.2                 4 Months                    2

9. OTHER INFORMATION FOR INVESTMENT DECISIONS

     a. Funding Summary

     - There was no outside funding after the commencement of reorganization proceedings in March 2003.

     - Then existing liabilities were reclassified according to the reorganization plan as long-term borrowings and current portion of long-term borrowings.

[Domestic]                                           (Unit : In millions of Won)

                          Beginning Balance   Increase(Decrease)   Ending Balance             Remarks
                          -----------------   -----------------    --------------   -------------------------
 Unsecured borrowings          204,142                   -            204,142
  Secured borrowings           242,559             (12,779)           229,780
        Others                  27,256              (9,193)            18,063                   ABL
                               -------             -------         ----------
        Total                  473,957              21,972            451,985
                               =======             =======         ==========

[Overseas]                                      (Unit : In thousands of dollars)

                          Beginning Balance   Increase(Decrease)   Ending Balance              Remarks
                          -----------------   -----------------    --------------   ------------------------------
Secured borrowings             11,103               -                  11,103                 SB, Cisco

      b. Asset-Backed Securities

      (1) Asset Transfer Agreement/ Trust Agreement

                                                      (Unit: In Millions of Won)

              CONTRACTING PARTNERS
-------------------------------------------------                                  TRANSFER/TRUST AMOUNT
ASSIGNOR/CONSIGNOR         ASSIGNEE/CONSIGNEE          TRANSFER/TRUST DATE           (AMOUNT ASSESSED)
-------------------------------------------------      -------------------        ----------------------
    Thrunet                 Korea Cable TV                  2003.12.30                     3,436
    Thrunet           Dong-gu Cable Broadcasting            2003.12.30                     1,668
    Thrunet                  Powercomm                       2002.7.31                    45,000
    Thrunet          Korea Real Estate Investment            2002.7.24                    38,000
    Thrunet                    CKR                           2002.8.9                     38,000
    Thrunet                 SK Global                        2002.6.26                   346,860

      (2) Asset Management Agreement N/A

      c. Credit Rating in Past Three Years

         DATE                     ITEM                   CREDIT RATING     CREDIT RATING AGENCY     RATING TYPE
------------------           --------------              -------------     --------------------     -----------
       6/28/02               Corporate Bond                   BB+                  NICE               Periodic
       2/28/02               Corporate Bond                   BB+                  NICE              Mandatory
       2/27/02               Corporate Bond                   BB+                  NICE              Mandatory

      a. Other important items N/A

                           III. FINANCIAL INFORMATION

1. FINANCIAL SUMMARY

                                                      (Unit: In Millions of Won)

                                    9TH                 8TH               7TH                 6TH                  5TH
          CLASSIFICATION            1 Q               ANNUAL             ANNUAL              ANNUAL               ANNUAL
-----------------------------     --------           --------           --------            ---------            ---------
[Current Assets]                   128,607            133,273            175,082              258,870              113,637
- Current Assets                   128,607            133,273            175,082              258,870              113,637
- Inventories                            0                  0                  0                    0                    0
[Fixed Assets]                     366,367            390,185            573,888            1,436,109            1,309,098
- Investment Assets                 24,141             26,263             49,652              272,432              202,536
- Tangible Assets                  325,741            346,260            500,744            1,134,231            1,073,006
- Intangible Assets                 16,485             17,661             23,491               29,446               33,556
       Total Assets                494,974            523,458            748,969            1,694,979            1,422,735
[Current Liabilities]               89,640            144,164            522,340              673,805              585,759
[Long-term Liabilities]            414,789            574,658            299,945              987,616              676,354
       Total Liabilities           504,429            718,825            822,285            1,661,421            1,262,112
[Shareholders' Equity]               2,107            194,088            194,088              256,602              179,894
[Capital Surplus]                  179,739            159,298            546,723              264,340              263,612
- Additional Paid-in Capital       159,298            159,298            159,328              264,340              263,612
- Gains on Capital Reduction             0                  0            387,425                    0                    0
- Other Additional Capital          20,441                  0
[Retained Earning]                (190,909)          (568,801)          (834,198)            (509,642)            (268,305)
[Capital Adjustment]                  (392)            20,048             20,040               22,258              (14,579)
   Total Stockholders' Equity       (9,455)          (195,366)           (73,315)              33,558              160,622
Revenues                            92,219            388,320            528,075              476,885              241,952
Operating Income                     3,945            (12,221)           (11,023)             (78,720)            (153,460)
Ordinary Income                     (2,721)          (122,028)          (318,760)            (253,124)            (209,120)
                                  --------           --------           --------            ---------            ---------
Net Income                         185,912           (122,028)          (324,557)            (241,336)            (209,702)
                                  ========           ========           ========            =========            =========

[(  ) refers to minus]

2. NOTES TO FINANCIAL STATEMENTS

A. Basis of Presentation

Korea Accounting Standards Board has revised its Accounting Standards and established a new Statement of Korea Accounting Standards. The compliance date of Accounting Standards No.2 to No.9 are the first fiscal year commencing on or after December 31, 2002. The financial statements of the Company were prepared in accordance with the new Statement of Korea Accounting Standards.

B. Violations of Corporate Accounting Standards

(1) Violations Requiring Modification of Financial Statement N/A

(2) Violations Irrelevant to Modification of Financial Statement N/A

3. ACCOUNTING INFORMATION

a. Allowance for Doubtful Account

(1) Allowance for Doubtful Account for the Past Three Years

                                                          (Unit: Million Won, %)

                                                                    ALLOWANCE FOR DOUBTFUL
     CLASSIFICATION       ACCOUNT TITLE           TOTAL AMOUNT           ACCOUNT                    RESERVE RATIO
----------------------  ----------------          ------------      ----------------------      ---------------------
        9th 1 Q         Trade Receivable            93,810                  31,468                       33.5%
          8th           Trade Receivable            90,721                  27,674                       30.5%
          7th           Trade Receivable            81,449                  17,917                        22%

(2) Changes of allowance for Doubtful Account for the past Three Year

                                                             (Unit: Million Won)

       Subject                         2004 1Q              2003 (annual)            2002 (annual)
----------------------                 -------              ------------             ------------------
1. Beginning Balance                    27,674                 17,917                    8,328
2. Net used amount
3. Appropriated amount                   3,794                 12,270                    9,589
4. Ending Balance                       31,468                 27,674                   17,917

(3) Establishing Allowance for Bad Debts Related to Accounts Receivable

As for current trade receivables on the date of balance sheet, the Company is establishing allowance for doubtful account based on actual bad debts experience in the past and estimated bad debts.

(4) Trade Receivables by Term as of Quarter-End of This Year

                                                      (Unit: In Millions of Won)

                                     LESS THAN 6    OVER 6 MONTHS        OVER 1 YEAR
            CLASSIFICATION            MONTHS      LESS THAN 1 YEAR    LESS THAN 3 YEARS     OVER 3 YEARS     TOTAL
--------------------------------     -----------  ----------------    -----------------    -------------     --------
Amount          General               54,322           11,273              24,776               3,166          93,537
        Special Relevant Parties                                              274                                 274
                    Total             54,322           11,273              25,050               3,166          93,810
                                      ------           ------              ------               -----          ------
                Ratio                  57.90%           12.01%              26.70%               3.39%            100%
                                      ======           ======              ======               =====          ======

b. Inventory and Actual Inspection N/A

c. Large Asset Transfers of This Year N/A

d. Changes to Accounting Standards in the Past Five Years, And Reasons

  Korea Accounting Standards Board has revised its Accounting Standards and established a new Statement of Korea Accounting Standards. The Company's financial statements were revised its Accounting Standards in accordance with the new Accounting Standards.

e.  NOL Year in the Past Five Years and main reasons

    - NOL (Net Operating Loss) occurred in all tax years

f. The year (and reasons) if the increase in the rate of net profit was over 30% compared to previous year or the Company's operating results turned positive from negative in the past five years.

      The Company generated a profit during the 1st quarter of this year as a result of gains from liabilities exempted in the amount of Won 188,632 million.

g. Evaluation of Unmarketable Equity Securities in Current Year

                                                      (Unit: In Millions of Won)

                                           Number of                                         Estimation
          Company Name                       share             Cost          Book Value     Gains(Losses)
--------------------------------          ----------          ------         ----------     ------------
Inbain                                        67,500             450             117
Hankyung.Com                                 100,000             515             180
Multiplus                                        100               1               1
Korea IT Venture Investment                   25,000              65              65
KI&X                                          10,000              50              50
Get-More Securities                          400,000           2,000           1,108
MIC99-7 Venture Capital Union #8                 300           3,009           1,223
HeyAnita Korea                               313,600           1,568             885
Korea Cable TV Saeronet                      246,191           2,179           1,057
Powercomm                                     83,333           1,000           1,000
TG Venture Capital Union #5                      6.4             640              84
Sport love                                   154,337             300               -
Korea Cable TV Ginam                         837,209          22,305           4,588            (299)
ibztoday                                     100,000             669               -
Pilron                                        30,160           1,206               -
Actizen.com                                   26,907             100               -
Naray telecom Technology                      11,990             114               -
Entechvil                                     23,750             285               -
HeyAnita.com. Inc.                           154,440              55
RentHouse                                     28,000             420               -
Joy View                                      40,000             100
Person Tel. Inc.                          10,000,000           1,667               -
Korea.com                                    480,000           2,400           1,225             (99)
                                          ----------          ------          ------             ---
Total                                                         41,098          11,583            (398)
                                          ==========          ======          ======            ====

4. FINANCIAL STATEMENTS

a. Balance Sheet

                                  Balance Sheet
                           9th 1 Q, as of 2004. 3. 31
                           8th, as of 2003.     12.31
                           7th, as of 2002.     12.31

                                                      (Unit: In Millions of Won)

                SUBJECT                        9TH 1 Q            8TH ANNUAL      7TH ANNUAL
------------------------------------      -----------------     ---------------   ---------------
Assets
1. Current Assets                                   128,607             133,273           175,054
(1) Current Assets                                  128,607             133,273           175,054
  1. Cash and cash equivalents                       58,126              61,438            38,186
  2. Short-term financial instrument                  2,774               3,459            12,313
  3. Trade receivable                     93,810                90,721            81,448
                                          ------    -------     ------  -------   ------  -------
     Allowance for doubtful accounts      31,468     62,342     27,674   63,048   17,916   63,532
                                          ======    =======     ======  =======   ======  =======

                          SUBJECT                                9TH 1 Q           8TH ANNUAL        7TH ANNUAL
-------------------------------------------------------------------------------------------------------------------
   4. Short-term loans                                                                              20,733
      Allowance for doubtful accounts                                                               11,500    9,233
   5. Non-trade Receivable                                    23,242             23,348             74,555
      Allowance for doubtful accounts                         18,820             18,820             31,676
      Present Value Discount                                      58     4,364       57     4,471      274   42,604
   6. Accrued revenues                                           111                105              1,890
      Allowance for doubtful accounts                              0       111        0       105        0    1,890
   7. Prepaid expenses                                                     366                282             6,429
   8. Prepaid income tax                                                   523                471               865
   9. Advance payment
   Prepaid VAT                                                                                                    0
II. Fixed assets                                                       366,367           390,1869           573,914
  (1) Investment assets                                                 24,141             26,263            49,679
   1. Long-term financial instrument                                         9                 11                16
   2. Marketable securities                                              6,018              6,058            10,591
   3. Investment in equity securities applied Equity method              5,813              6,211            11,652
   4. Long-term loans                                          3,059              3,092             15,813
      Allowance for doubtful accounts                             21                 21                  0
      Present value discount                                   1,577     1,461    1,577     1,495    2,728   13,085
   5. Long-term non-trade receivables                          1,631              1,942              2,118
      Present value discount                                     748       883      789     1,153      215    1,903
   6. Deposits provided                                                  8,570              9,949            10,855
   7. Memberships                                                        1,387              1,387             1,574
  (2) Tangible Assets                                                  325,741            346,260           500,743
   1. Land                                                              12,252             12,252            12,252
   2. Building                                                17,878             17,878             17,878
      Accumulated depreciation                                 1,903    15,975    1,805    16,073    1,410   16,467
   3. Transmission and communications equipment              411,397            405,704            489,618
      Accumulated reduction loss                               4,195              4,195
      Accumulated depreciation                               225,431   181,770  212,146   189,363  183,286  306,331
   4. Communication circuit equipment                        147,330            158,584            166,878
      Accumulated depreciation                                36,765             36,560             24,332
      Accumulated reduction loss                              13,285    97,280   14,326   107,698        0  142,545
   5. Tools                                                    1,072              1,072              1,943
      Accumulated depreciation                                   630       441      597       475      861    1,080
   6. Office equipments                                        7,919              7,940              8,596
      Accumulated depreciation                                 6,951       967    6,719     1,221    6,178    2,417
   7. Construction in progress                                           8,019              8,780             3,532
   8. Other tangible assets                                              1,799              2,579                 0
   9. Capital lease assets                                              33,324             34,069   35,070
      Accumulated depreciation                                26,087     7,237   26,250     7,819   18,954   16,116
   10. Vehicles                                                    0                  0                  0
      Accumulated depreciation                                               0                  0                 0
  (3) Intangible Assets                                                 16,485             17,662            23,491
   1. Patents-Industrial                                                13,625                               14,911

                          SUBJECT                                9TH 1 Q            8TH ANNUAL        7TH ANNUAL
-------------------------------------------------------------------------------------------------------------------
        2. Software                                                      1,821                                7,051
        3. Goodwill                                                               1,137                       1,528
        4. Other intangible asset                                        1,040             16,524            21,963
              Total Assets                                             494,974            523,459           748,969
     Liabilities
     I. Current liabilities                                             89,640            144,167           522,339
        1. Short-term borrowing                                                                               9,999
        2. Current portion of long-term liabilities           18,063             36,772             96,249
           Present value discount                              3,113    14,950    4,698    32,074   13,850   82,399
        3. Non-trade payable                                  15,158             14,294            203,411
           Present value discount                                  0    15,158        0    14,294        9  203,401
        4. Advances from customers                                         787                777               930
        5. Withholdings                                                     39                389               417
        6. Value added tax withheld                                      3,812              3,703            35,516
        7. Accrued expenses                                             29,498             46,366            14,255
        8. Current portion of capital non-trade payable                                                       9,434
        9. Current portion of bond payables                                                         44,400
           Discount on bonds payables                                                                   43   44,356
        10. Current portion of convertible bonds                                                   100,000
           Discount on bonds payables                                                                   63
           Accrued interest                                                                         15,893  115,829
        11. Allowance for contingent loss                                                                     5,796
        12. Currency exchange

     II. Fixed Liabilities                                             414,789            574,658           299,945
        1. Bonds payable                                                                           134,634
           Discount on bonds payable                                                                 4,300  130,334
        2. Convertible bonds                                                                           952
           Bond discount                                                                                93
           Long-term accrued interest                                                                   56      915
        3. Long-term borrowings                                                 450,485            152,798
           Present value discount                                                     0   450,485    3,151  149,647
        4. Provision for severance benefits                    2,564              2,661              2,423
           Deposit for severance benefits                        352                396                413
           Contribution to national pension plan                  28     2,184       32     2,234       33    1,976
        5. Non-trade payables of capital lease                                                               13,451
        6. Long-term non-trade payables                      572,053            119,875              1,800
           Present value discount                            159,936   412,117        0   119,875      341    1,459
        7. Leasehold deposit received                                      489              2,065             2,160
        8. Long-term unearned revenues
              Total Liabilities                                        504,429            718,826           822,285
     Stockholders' Equity
     I. Capital stock                                                    2,107            194,088           194,088
        Common stock                                                     2,107            194,088           194,088
     II. Additional paid-in and other capital                          179,739            159,298           546,753

                          SUBJECT                                 9TH 1 Q           8TH ANNUAL        7TH ANNUAL
-------------------------------------------------------------------------------------------------------------------
      Additional Paid-in Capital                                       159,298            159,298           159,328
      Gains on capital reduction                                                                            387,425
      Other additional paid-in capital                                  20,441
III. Retained earning                                                 -190,909
      1. Unappropriated retained earnings                             -190,909
         Forwarded retained earnings                                  -376,821
         Net income                                                    185,912
III. Accumulated Deficit                                                                  568,802          (834,198)
     Accumulated Deficit                                                                  568,802          (834,198)
IV. Capital adjustments                                                   -392            -20,049           (20,040)
   1. Loss on valuation of marketable securities                                                                  7
   2. Stock option                                                                         20,441            20,440
   3. Treasury Stock                                                      -392               -392              (392)
         Total Stockholders' Equity                                     -9,455           -195,367           (73,316)
                  Total Liabilities and Stockholders' Equity           494,974            523,459           748,969

b. Income Statement

                                Income Statement

                     9th  1 Q  (2004.1.1 ~ 2004.3.31)
                     8th  1 Q  (2003.1.1 ~ 2003.3.31)
                     8th      (2003.1.1 ~ 2003.12.31)
                     7th      (2002.1.1 ~ 2002.12.31)

                                                      (Unit: In Millions of Won)

                                                                     9TH 1 Q                    8TH 1 Q
                                                             ------------------------   -----------------------     8TH      7TH
                         SUBJECT                             3 MONTHS    ACCUMULATION   3 MONTHS   ACCUMULATION    ANNUAL   ANNUAL
-----------------------------------------------------------------------------------------------------------------------------------
I. Revenues                                                   92,219        92,219      100,084      100,084       388,321  528,074
II. Operating Costs                                           78,561        78,561       95,044       95,044       353,962  480,221
III. Gross Income                                             13,658        13,658        5,040        5,040        34,359   47,853
IV. Selling and administrative expense                         9,712         9,712       13,438       13,438        46,581   58,875
      1. Salaries                                                580           580          956          956         2,662    6,196
      2. Severance benefits                                       40            40           75           75           201      737
      3. Employee benefits                                       178           178          188          188           607    1,021
      4. Compensation expense associated with stock option                                  146          146                  1,487
      5. Travel expenses                                           1             1           14           14            25      110
      6. Communications expenses                                 135           135          186          186           674      825
      7. Vehicles maintenance expense                             62            62           86           86           289      376
      8. Taxes and dues                                          121           121          140          140           636    1,374
      9. Rental expenses                                         388           388          670          670         2,116    1,831
     10. Depreciations expenses                                  381           381          465          465         1,766    3,230
     11. Amortization of intangible asset                        918           918        1,228        1,228         5,830    8,457
     12. Bad debt expenses                                     3,794         3,794                                  12,270    9,588

                                                                     9TH 1 Q                    8TH 1 Q
                                                             ------------------------   -----------------------     8TH      7TH
                         SUBJECT                             3 MONTHS    ACCUMULATION   3 MONTHS   ACCUMULATION    ANNUAL   ANNUAL
-----------------------------------------------------------------------------------------------------------------------------------
     13. Repairs expenses                                         25            25          248          248         1,087      388
     14. Insurance premium                                        39            39          343          343         1,203    1,301
     15. Entertainment expenses                                   12            12           47           47           108      320
     16. Advertising expenses                                  2,142         2,142        4,744        4,744        11,842   10,351
     17. Publication expenses                                      6             6            6            6            23       44
     18. Commissions                                             459           459        1,781        1,781         4,455    8,192
     19. Sales commissions for Internet services                                                                                421
     20. Trainings expenses                                                                                                      20
     21. Utilities expenses                                      159           159          209          209           735    1,171
     22. Supplies expenses                                         4             4            5            5            20      101
     23. Conference                                                9             9           20           20            31      201
     24. Marketing expenses                                                                   1            1             1       95
     25. Development expenses                                                                                                   973
     26. Amortization expenses on patents                        257           257          257          257
V. Operating Income                                            3,945         3,945        8,398        8,398        12,222   11,022
VI. Non-operating Income                                       8,348         8,348        4,366        4,366        32,062   32,010
     1. Interest income                                          355           355        1,215        1,215         3,176    5,539
     2. Rental Income                                            625           625          807          807         1,759    2,658
     3. Gains on foreign currency transaction                     18            18            6            6            22    3,972
     4. Gains on foreign currency translation                  1,195         1,195          348          348            61    3,034
     5. Gain on breach of contract                             1,522         1,522        1,599        1,599         6,818    2,859
     6. Gains on valuation of marketable securities                                                                               0
     7. Gains on disposition of investments                                                                          1,108       12
     8. Gains on disposition of tangible assets                4,137         4,137                                            8,166
     9. Gains on delay charge                                    354           354          362          362         1,437    1,679
     10. Conversion income                                                                                                    2,887
     11. Reversal of allowance for doubtful accounts              79            79            0            0        10,051        0
     12. Recovery of impairment losses on marketable bonds                                                             654        0
     13. Reversal of contingency loss                                                                                5,797
     13. Miscellaneous revenues                                   63            63           29           29         1,179    1,201
VII. Non-Operating Expenses                                   15,014        15,014       21,146       21,146       141,868 339,7447
     1. Interest expenses                                     13,091        13,091       16,001       16,001        61,938   82,626
     2. Losses on foreign currency transaction                     4             4          657          657           211      383
     3. Losses on foreign currency translation                                              729          729             3      306
     4. Donations                                                                                                                22
     5. Losses on valuation of investments                       398           398        1,001        1,001         4,274   57,451
     6. Losses on disposition of investment                                                                             32    1,224
     7. Losses on disposition of tangible assets               1,326         1,326                                   3,005  107,601
     8. Losses on disposition of trade receivables                                                                            9,188
     9. Other bad debt expenses                                                           1,618        1,618         5,813   45,828
     10. Losses on valuation of foreign currency                                                                                  0
     11. Impairment losses on investment securities                                                                               0
     12. Impairment losses on tangible assets                                                                       20,450    5,136
     13. Impairment losses on intangible assets                                                                              13,671

                                                                     9TH 1 Q                   8TH 1 Q
                                                               -----------------------  -----------------------   8TH        7TH
               SUBJECT                                         3 MONTHS   ACCUMULATION  3 MONTHS   ACCUMULATION   ANNUAL    ANNUAL
               -------                                         --------   ------------  - ------   ------------   ------    ------
14. Miscellaneous losses                                            194         194        1,140        1,140       6,506       400
15. Losses on breach of contract                                                                                              1,102
16. Losses from cash forward transaction                                                                                         34
VIII. Gain before extraordinary gains/losses and income taxes    -2,721      -2,721      -25,178      -25,178    -122,028  (318,760)
IX. Extraordinary Gains                                         188,632     188,632
    Gains from liabilities exempted                             188,632     188,632
X. Extraordinary Losses                                                                                                       5,797
XI. Income before income taxes expenses                         185,912     185,912      -25,178      -25,178    -122,028  -324,557
XII. Income Tax Expenses                                                                                                          0
XIII. Net Income                                                185,912     185,912      -25,178      -25,178    -122,028  (324,556)

      c. Statement of Deposition of Deficit

                       Statement of Deposition of Deficit

                           8th (2003.1.1 ~ 2003.12.31)

                           7th (2002.1.1 ~ 2002.12.31)

                           6th (2001.1.1 ~ 2001.12.31)

                                                      (Unit: In Millions of Won)

                          SUBJECT                                 8TH                 7TH                  6TH
                                                          ------------------  -------------------   -----------------
1. Deficit before disposition                                        568,802              834,199             509,642
   Undisposed deficit carried over from prior year        446,773             509,642               268,305
   Net Loss                                               122,028             324,557               241,336
2. Disposition of Deficit                                                                 387,425
3. Undisposed deficit carried forward to subsequent year             568,802              446,774             509,642

      d. Statement of Cash Flow

                                   Cash Flow

                         9th 1 Q (2004.1.1 ~ 2004.3.31)

                         8th 1 Q (2003.1.1 ~ 2003.3.31)

                       8th Annual (2003.1.1 ~ 2003.12.31)

                       7th Annual (2002.1.1 ~ 2002.12.31)

                                                      (Unit: In Millions of Won)

                                                                  9TH 1 Q              8TH 1 Q
                                                            --------------------   --------------------
                          TITLE                             3 MONTHS   CUMULATIVE  3 MONTHS  CUMULATIVE   8TH      7TH
                          -----                             --------   ----------  --------  ----------  -------  -------
1. Cash Flow From Operating Activities                        30,639      30,639    56,441     56,441     77,447    5,307
   1) Net Loss                                              (185,912)   (185,912)   25,176     25,176    122,028  324,556
   2) Additions of Non-Cash Expenses                          36,128      36,128    37,263     37,263    211,271  456,094
   Bad debt expenses                                           3,794       3,794     1,622      1,622     12,270    9,588
   Other bad debt expenses                                                           1,618      1,618      5,813   45,828

                                                                          9TH 1 Q              8TH 1 Q
                                                                    ---------------------  --------------------
                       TITLE                                        3 MONTHS   CUMULATIVE  3 MONTHS  CUMULATIVE   8TH         7TH
                       -----                                        --------   ----------  --------  ----------  -------    -------
   Depreciation expenses                                              21,335      21,335    26,228     26,228    101,955    151,102
   Impairment loss on tangible assets                                                                             20,450      5,136
   Depreciation of intangible assets                                   1,178       1,178     1,486      1,486      5,830      8,457
   Losses on foreign currency transaction                                  4           4                             211          0
   Losses on foreign currency translation                                                    1,149      1,149          3        306
   Severance benefit                                                     201         201       128        128        944      2,183
   Miscellaneous losses                                                                      1,127      1,127        884          0
   Losses on contingency                                                                                                      5,796
   Stock compensation expense                                                                  146        146                 1,487
   Disposition losses on investment securities                                                                        32      1,224
   Impairment loss on marketable securities                                                                        4,815     14,769
   Equity losses on investment                                           398         398     1,001      1,001      4,274     57,451
   Losses on disposition of tangible assets                            1,326       1,326                           3,005    107,601
   Disposition losses of trade receivables                                                                                    9,188
   Impairment losses on intangible assets                                                                                    13,671
   Research and development costs                                                                                                 0
   Losses on valuation of cash forward                                                                                            0
   Interest expenses on discount bond issuance                                               1,391      1,391      2,632      2,419
   Interest expenses on present value discount                         7,892       7,892        32         32     12,465     12,864
   Interest expenses on long-term accrued interest                                           1,335      1,335        869      6,981
   Losses on cash forward transaction                                                                                            34
   3) Deduction of Non-Cash Incomes                                 (194,103)   (194,103)      (78)       (78)   (18,322)   (14,471)
   Reversal of allowance for doubtful accounts                            79          79                          10,051
   Gains on foreign currency transaction                                  18          18                              22          0
   Gain on foreign currency translation                                1,195       1,195                              61      3,034
   Other income                                                                                                      309          0
   Gains from liabilities exempted                                   188,632     188,632
   Gain on disposal of investment securities                                                                       1,108         12
   Recovery of impairment losses on marketable securities                                                            654          0
   Gain on disposal of property and equipment                          4,137       4,137                                      8,166
   Reversal of allowance for contingency                                                                           5,797
   Conversion Gain                                                                                                            2,887
   Interest Income (Amortization of present value discount)               42          42        78         78        320        371
   Gain on disposal of intangible asset                                                                                           0
   Recovery of Stock Option Expenses                                                                                              0
   4) Changes in assets and liabilities resulting from operations      2,703       2,703    44,431     44,431      6,526   -122,374
   Increase in trade receivables                                      (3,089)     (3,089)   (3,067)    (3,067)   (10,341)    -8,666
   Decrease in accounts receivables                                      186         186    35,074     35,074     28,125      5,343
   Decrease(Increase) in accrued income                                   (6)         (6)      (30)       (30)     1,785      1,902
   Decrease(Increase) in prepaid expenses                                                    2,362      2,362      6,148     -2,134
   Decrease(Increase) in prepaid income tax                              (52)        (52)      746        746        395         70
   Decrease in long-term non-trade receivables                           311         311       311        311      1,245          0
   Decrease in non-trade payable                                         864         864     6,326      6,326    (22,219)   -33,113
   Decrease in advances from customers                                    10          10       (53)       (53)      (154)  -103,684
   Decrease in withholdings                                             (350)       (350)      (33)       (33)       (29)      -490

                                                                         9TH 1 Q              8TH 1 Q
                                                                   --------------------   --------------------
                         TITLE                                     3 MONTHS   CUMULATIVE  3 MONTHS  CUMULATIVE   8TH        7TH
                         -----                                     --------   ----------  --------  ----------  -------   --------
   Increase in VAT Withheld                                             109         109     2,993      2,993    (31,813)    35,516
   Increase in accrued expenses                                       5,055       5,055       151        151     34,071    -16,608
   Decrease(Increase) in Retirement Insurance Deposits                   43          43        11         11         18      1,145
   Decrease in Reclassification of National                               4           4                               2         44
   Payment of severance benefits                                       (299)       (299)      (58)       (58)      (706)    -3,723
   Decrease in advance payment                                          (84)        (84)                                     1,646
   Decrease in VAT tax                                                                                                         377
2. Cash Flows From Investing Activities                               4,135       4,135     3,624      3,624     12,362    308,413
   1) Cash Inflow from Investment Activities                          7,882       7,882     1,619      1,619     44,186    606,303
   Decrease in short-term financial instruments                       2,709       2,709                          15,398    179,817
   Decrease of short-term loans                                                                                  11,530     23,341
   Decrease in long-term financial instruments                            3           3         3          3          5      2,000
   Disposal of securities                                                41          41                             822      5,978
   Decrease of long-term loans                                           33          33     1,600      1,600      2,376     43,977
   Refund of key-money deposits                                       1,660       1,660                           1,540      1,200
   Disposal of Membership Rights                                                                                    222          0
   Disposal of furniture                                                  2           2        16         16          2        541
   Disposal of construction in progress                                                                             639     16,560
   Disposal of land                                                                                                         12,728
   Disposal of buildings                                                                                                    24,898
   Disposal of transmission and communications equipment                442         442                           6,688     49,897
   Disposal of communication circuit equipment                        2,992       2,992                           2,550    244,677
   Disposal of other intangible asset
   Disposal of furniture                                                  2           2        16         16          2        541
   Disposal of vehicles                                                                                                        155
2) Cash Outflow from Investment Activities                            3,747       3,747     5,243      5,243    (31,824)  -297,889
   Increase in short-term financial instruments                       2,024       2,024        23         23     14,396    165,666
   Acquisition of marketable securities                                                                             441      4,412
   Increase in Short-Term Loans                                                                                             31,528
   Increase in long-term financial instruments
   Increase in long-term loans                                                              2,800      2,800        421     42,982
   Increase in key-money deposits                                       282         282       356        356        733      1,606
   Increase in Membership Rights
   Acquisition of transmission and communications equipment                                 1,562      1,562         62      3,310
   Acquisition of telecommunication facilities                                                                                   0
   Acquisition of construction in progress                              842         842        61         61                31,614
   Acquisition of other tangible assets                                 600         600                           5,689     13,070
   Acquisition of furniture                                                                                                     13
   Acquisition of software                                                                                                       0
   Acquisition of other intangible assets                                                                        10,082      2,562
   Acquisition of buildings                                                                                                    302
   Acquisition of vehicles                                                                                                      47
   Acquisition of Goodwill                                                                                                     773

                                                                         9TH 1 Q              8TH 1 Q
                                                                   --------------------   --------------------
                          TITLE                                    3 MONTHS   CUMULATIVE  3 MONTHS  CUMULATIVE   8TH         7TH
                          -----                                    --------   ----------  --------  ----------  -------    -------
3. Cash Flows From Financing Activities                             (38,087)    (38,087)  (30,524)   (30,524)   (66,557)  -386,674
   1) Cash Inflow from Financing Activities                             185         185     6,317      6,317      6,378    102,172
   Issuance of bond                                                                         6,300      6,300      6,281     49,333
   Increase in key-money deposits                                       185         185                              96        785
   Disposal of treasury stock                                                                  17         17                     0
   Increase in long-term loans                                                                                                   0
   Increase in short-term loans                                                                                             52,053
   Issuance of common stock                                                                                                      0
   Increase of CB                                                                                                              833
   2) Cash Outflow from Financial Activities                         38,271      38,271    36,840     36,840    (72,935)  -488,846
   Repayment of short-term borrowing                                                        9,000      9,000      9,000     69,559
   Repayment of current portion of long-term debt                    18,703      18,703    25,618     52,618     61,581    199,652
   Repayment of short-term leased debt                                                                                           0
   Decrease in long-term key-money deposit                                                     49         49        190      8,254
   Payment of Stock Issue Costs                                                                10         10                 1,595
   Acquisition of Treasury Shares                                                                                            1,141
   Repayment of current portion of bond                                                                                    198,348
   Payment of accrued financial lease accounts payable                                      2,163      2,163      2,163     10,296
   Decrease in additional paid-in capital                             3,264       3,264                                          0
Payment of current portion of non-trade payables                     16,299      16,299                                          0
4. Net Decrease(Increase) in Cash                                     3,313       3,313   (22,293)   (22,293)   (23,252)    83,569
5. Cash and Cash Equivalents, Beginning of Period                    61,438      61,438    38,186     38,186     38,186    121,755
6. Cash and Cash Equivalents, End of Period                          58,126      58,126    60,479     60,479     61,438     38,186

      e. Notes on This Year's Financial Statement    N/A

      f. This Year's Financial Statement Before/After Modification    N/A

5. CONSOLIDATED FINANCIAL STATEMENTS

      a. Summary of Consolidated Financial Statements   N/A

      b. Notes to Consolidate Financial Statements   N/A

      c. Consolidated Financial Statements   N/A

6. FINANCIAL STATUS BY CATEGORY

      a. Financial Information by Business Area

      (1) Financial Status by Business Area

                                                      (Unit: In Millions of Won)

                CLASSIFICATION                         8TH           7TH            6TH
                --------------                      -------       -------        --------
High Speed Internet Service
1. Sales Amount                                     388,320       528,074         476,884
   External Sales                                   388,320       528,074         476,884
   Internal Sales Between Categories                      0             0               0

                CLASSIFICATION                         8TH           7TH            6TH
                --------------                      -------       -------        ---------
                   Total                            388,320       528,074          528,074
2. Operating Profit                                 -12,221       -11,022          -78,720
3. Assets                                           523,458       748,969        1,694,978
   (Depreciation Costs)

      (2) Common Sales/Management Costs and Assets: N/A

      (3) Modification of Operating Profit/Loss: N/A

      (4) Other business status: N/A

      b. Financial Information by Region : N/A

7. FINANCIAL STATEMENT BEFORE/AFTER MERGER   N/A

                             IV. AUDITOR'S OPINIONS

1. AUDITOR'S (CPA'S) OPINIONS

a. Auditor

9TH (2004) 1 Q   8TH (2003) 1 Q    8TH (2003) ANNUAL       7TH (2002) ANNUAL
--------------   --------------    -----------------     --------------------
Ahn Kwon & Co.   Ahn Kwon & Co.      Ahn Kwon & Co.      Samil Accounting Co.

b. Summary of Procedures in This Year's Quarterly Audit (or Examination)

      1)    Auditing Period : 2004.04.26 ~ 2004.05.04

c. Auditor's Opinions

BUSINESS YEAR             SUMMARY OF AUDITOR'S OPINIONS AND COMMENTS
-------------      ----------------------------------------------------------
  8th Annual       Properly indicated in terms of importance and according to corporate accounting standards

  7th Annual                          Opinion refused

d. Summary of Special Notes

  PERIOD                                 REMARKS
----------   ---------------------------------------------------------------
8th Annual   (1) Proceedings of corporate reorganization & substantial doubt about Company's ability to continue as a going concern

             The foregoing financial statements have been prepared on the going concern basis, which contemplates continuity of normal business activities, realization of assets and extinguishments of liabilities in the ordinary course of business.

             However, as stated in Notes 2 and 32 to the financial statements, the Company filed for corporate reorganization proceedings on account of inability to fulfill its debt obligations on March 3, 2003, and the court approved its pertition for reorganization proceedings on March 27, 2003. The proceedings are underway and the reorganization plan was approved on January 9, 2004.

             And as stated in Note 31 to the financial statements, the Company recognized a loss before extraordinary gains/losses and income taxes of KRW 122,028 million during the accounting period ended December 31, 2003. As of the same date, the Company's current liabilities exceeded its current assets by KRW 10,894 million and its total liabilities exceeded its total assets by KRW 195,367 million.

             Also as stated in Note 28, there are 18 legal proceedings (on approx. KRW 125,535 million) pending against the Company including a proceeding to determine secured borrowings and unsecured borrowings.

             As a results, these conditions give rise to substantial doubt about the Company's ability to continue as a going concern, and significant uncertainties include whether it can successfully obtain operating gains to pay debt obligations and what final settlement the contingent claims against it would reach. If the above conditions generate unfavorable results to the company, the Company's ability to continue as a going concern is substantially doubtful, and the Company may not realize its assets and repay its liabilities in their estimated book value. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date has not been reflected in the accompanying financial statements.

             (2) Transactions with related parties

             As stated in Note 16 to the financial statements, the Company's sales and operating cost with related parties including
             Korea.com Communications recorded KRW 6,431 million and KRW
             39,660 million, respectively, and the associated receivables and payables as of the end of this period are KRW 6,983 million and KRW 16,089 million.

             (3) Significant events occurred after the balance sheet date

             As stated in Note 32 to the financial statements, the company's reorganization plan was approved by the Seoul District Court on January 9, 2004.

             (4) Application of Statement of Korea Accounting Standards

             As stated in Note 3, Korea Accounting Standards Board has revised its Accounting Standards and established a new Statement of Korea
             Accounting Standards. The compliance date of Accounting Standards
             No.2 to No. 9 are the first fiscal year commencing on or after December 31, 2002. The Company's financial statements were prepared in accordance with the new Accounting Standards and the change of accounting standards are applicable.

7th Annual   (1) Exercise of Bond with Warrant and Debt-Equity Swap

             As disclosed in Note 17 of the financial statements, following a resolution of the board of directors on January 22, 2001, the Company has issued foreign currency bond with warrant worth USD
             70,000,000, and Korean Won denominated bond with warrant worth
             Won 136,160 million, with payment date on January 26, 2001.
             Among them, preemptive rights for 33,152,000 stocks owned by SB
             Thrunet Pte., L.P, 11,840,000 stocks by Naray & Company Co.,
             Ltd. and 7,104,000 stocks by TriGem Computer Inc. were exercised at Won 2,500 per share on February 28, 2002, in the form of exchange of debt for equity proceeds.

  PERIOD                                                           REMARKS
----------   --------------------------------------------------------------------------------------------------------------------
             (2) Capital Decrease without Consideration

             As reported in Note 17 of the financial statements, in accordance with the resolution of a special meeting of shareholders on November 25, 2002, the Company proceeded with a capital reduction without consideration, engaging in a reverse stock split that substituted 1 share for 3 outstanding shares. As a result, the Company's aggregate outstanding shares decreased from 232,905,781 to 77,635,260, and its capital, from Won 582.264 billion to Won 194.
             088 billion.

             (3) Disposal of the Leased Line Business

             As discussed in Note 22 of the financial statements, for the purpose of resolving its liquidity shortage, the Company entered into an asset transfer agreement with SK Global on June 26, 2002, for the sale of its entire leased line business including optical cable networks, ceding licenses and permits, and intellectual property rights

             (4) Disposal of HFC Networks related to the High-Speed
             Internet Business and Buildings

             As discussed in Note 24 of the financial statements, on July 31, 2002, the Company decided to dispose of its broadband internet-related HTC networks, as a measure for resolving its temporary liquidity shortage and debt repayments. An asset transfer agreement was signed with Powercomm Co., Ltd on this date

             (5) Significant Events Subsequent to the Balance Sheet Date

             Ever since its first creation, the Company engaged continually in massive equipment investments. The resulting increase in borrowing and exorbitant financial expenses, combined with rising operation costs including sales commissions on new subscription accounts, profoundly affected the Company's ability to procure funds. On March 3rd,
             2003, the Company filed for corporate reorganization proceedings in Seoul District Court.

6th Annual   (1) Uncertainty as to Continuing Corporate Existence

             The foregoing financial statements were prepared under the assumption that the Company will continue to exist as a business entity, and this uncertainty does not affect the audit opinion. The accounting rested on the supposition that the Company would recover its assets and repay its liabilities at book value through normal business activities.
             As disclosed in Note 31 of the financial statements, the Company's operating loss and net loss for this period amount to Won 78.720 billion and Won 241.336 billion, respectively. As of December 31, 2001, its current liabilities exceed its current assets by Won 414.935 billion. Due to the accumulated losses, the total debt exceeds the Company's equity capital by Won 1.627863 trillion, recording a debt ratio of 4,951%. These facts cast serious doubts as to the viability of the Company.

             (2) Capital Increase with Consideration

             As set forth in Note 10 of the financial statements, the Company, in accordance with the resolutions of the board of directors on January 22 and December 11, 2001, issued, on two separate occasions, 26,048,000 shares and 4,634,909 shares of common stocks at Won 2,500 and Won 2,750 per share, respectively, with the payment date on January 26, and on December 14, respectively, for each issue. An amount of Won 727 million, equal to Won 1.159 billion minus the new issuance expense of Won 431 million, was treated as a paid-in capital in excess of par value.

             (3) Internet Portal Business Spin-off

             As stated in Note 25 of the financial statements, the Company spun off its internet portal service division as of
             June 12, 2001, to form Korea.com Telecommunications by investing in kind. As a result, the Company's assets were decreased by Won 34.987 billion, and an amount of Won 13 million was treated as a gain on disposal of assets.

             (4) Significant Events Subsequent to the Balance Sheet Date

             As reported in Note 33 of the financial statements, on January 28, 2002, the Company effected a business restructuring including merging and closing down overlapping or similar business divisions. Further, it is in the process of replacing its key management teams. This has helped the Company focus its resources on the high-speed internet and leased line businesses, and provided a foundation for maximizing profitability through a more conservative and down-to-earth management; generating synergy effect by streamlining its structure and stepping up specialization level in marketing and strategic business areas.

2. EXPENSES PAID TO EXTERNAL AUDITORS IN THE PAST THREE YEARS

a. Audit Service Agreements

                                                      (Unit: In Millions of Won)

BUSINESS YEAR          AUDITOR                        CONTENTS                  FEE   TOTAL TIME REQUIRED
-------------   -------------------   ----------------------------------------  ---   -------------------
     9th        Ahn Kwon & Co.        Quarterly, semi-annual and annual audits   70            -
     8th        Ahn Kwon & Co.        Quarterly, semi-annual and annual audits   80
     7th        Samil Accounting Co.  Quarterly, semi-annual and annual audits  455

b.    Audit Agreement with External Auditor

                                                      (Unit: In Millions of Won)

BUSINESS YEAR   AGREEMENT DATE          CONTENTS OF SERVICE          SERVICE PERIOD  EXPENSES  REMARK
-------------   --------------  -----------------------------------  --------------  --------  ------
     8th                        Reorganization procedure consulting                     29
     7th                                 Outside services                               98

             V. STATUS OF CONTROL STRUCTURE AND AFFILIATED COMPANIES

1. SUMMARY OF CONTROL STRUCTURE

a. Board of Directors

(a) Establishment of Board of Directors

It is managed in accordance with the provisions of Corporate Reorganization Act

(b) Main Contents of Board of Directors Policy

It is managed in accordance with the provisions of Corporate Reorganization Act

b. Audit Policy

- According to the Corporate Reorganization Act, the bankruptcy court appointed a statutory auditor on April 6, 2004.

- The Company plans to disclose details of its audit system in its second quarterly report for 2004.

(1) Items Related to Audit Agency

(a) Establishment and Structure of Audit Committee (Auditor)

The Company plans to disclose it in its second quarterly report for 2004.

(b) Internal systems for audit committee (auditor) to gain access to management information

The Company plans to disclose it in its second quarterly report for 2004.

(c) Details of Audit Committee Members (Statutory Auditor)

    Name                               Major experience                                      Remark
------------  ------------------------------------------------------------------   --------------------------
              - Director of Ssangyong Cement, Ssangyong Investment Co.,

Ko Chang Lib  - Statutory auditor of Sang-A Co., Labore Co., Korea Tapaulin Co.,

              - Receiver of Korea Tapaulin Co., Ltd                                 Appointed on April 6, 2004

(2) Main Activities of Audit Committee (Auditor)

   Date                                Agenda                              Approved/Rejected   Remark
----------  -------------------------------------------------------------  -----------------  --------
2002.07.31  Sale of HFC network & Head quarter Bldg.                            Approved

            1. Transferring leased line facilities
            2. Amending terms and conditions of bond
2002.07.05  3. Issuing bonds below par value                                    Approved
            4. Convening an extraordinary general meeting of shareholders

2002.03.26  Discussion about asset sale                                         Approved

            1. Reporting of earning result of 2001
            2. Approval of financial statements
2002.02.26  3. Approval of management plan for 2002                             Approved
            4. Convening a general meeting of shareholders
            5. plan to sell headquarter bldg.

c. Shareholders' Voting Rights

(1) Cumulative Voting: Not Adopted

(2) Written/Electronic Voting: Not Adopted

(3) Exercise Rights of Minority Shareholders: None

d. Directors' Compensation

(1) The Status of Compensation of Directors (including Outside Directors) and Members of Audit Committee (Auditors)

                    TOTAL PAID          TOTAL APPROVED BY   AVERAGE PER PERSON
CLASSIFICATION   (DURING 3 MONTH)         SHAREHOLDERS       (DURING 3 MONTH)          REMARK
--------------   ----------------       -----------------   ------------------   -------------------
   Director      102,142,710 Won                -             20,428,542 Won

(2) Stock Options for Directors

N/A

2. STATUS OF AFFILIATED COMPANIES

a. Investment in Affiliated and Subsidiary Companies

                                                                                 Relationship with Thrunet
                                        Capital                               -------------------------------
             Company                 (Million Won)        Main Business       Number of Shares    Share Ratio
---------------------------------    -------------   ----------------------   ----------------    -----------
Korea.com Communications                     654        Portal Service              350,000           53.47%
Persontel, Inc.                       $3,000,000          UMS Service            10,000,000           50.00%
Renthouse                                  1,400     Real Estate Info. Site          28,000           20.00%
TG Venture Investment Union 5              2,880              -                         6.4           22.22%
Joyview                                      190          CP Supplier                40,000           21.05%
Korea Cable TV Ginam Broadcasting         17,186        Cable TV Provider           837,209           24.36%

b. Closing Statement of Affiliated and Subsidiary Companies

      Company Name: Persontel, Inc.

      Code: -                                                       (Unit: US $)

        CLASSIFICATION              2003        2002        2001
------------------------------   ----------  ----------   ---------
[Current Assets]                     56,990      57,970     916,412
- Current Assets                     56,990      57,970     820,418
- Inventory Assets                                           95,993
[Fixed Assets]                    1,200,342   1,241,042   1,493,801
- Investment Assets
- Tangible Assets                 1,198,154   1,238,154   1,341,158
- Intangible Assets
- Other Assets                        2,188       2,888     152,643
               Total Assets       1,257,332   1,299,012   2,410,213
[Current Liabilities]               852,200      96,276     160,354
[Long-term Liabilities]

        CLASSIFICATION              2003        2002        2001
------------------------------   ----------  ----------   ---------
             Total Liabilities      852,200      96,276     160,354
[Stockholders' Equity]            3,000,000   3,000,000   3,000,000
[Capital Surplus]
[Retained Earning]               -1,799,268  -1,797,264    -750,140
[Capital Adjustment]
   Total Stockholders' Equity       432,132   1,202,736   2,249,859
Sales                               115,370     119,130      21,078
Operating Income                   -928,924    -939,104    -118,206
Ordinary Income                    -914,609    -922,188    -781,416
Net Income                         -914,609    -922,188    -750,140

                      Company Name: TG Venture Investment
                                    Union 5

                  Code: -                             (Unit: In Millions of Won)

        CLASSIFICATION            2003
-------------------------------   -----
[Current Assets]                    225
- Current Assets                    225
- Inventory Assets                  237
[Fixed Assets]                        -
- Investment Assets                   -
- Tangible Assets                     -
- Intangible Assets                   -
- Other Assets                        -
            Total Assets            463
[Current Liabilities]                87
[Long-term Liabilities]               -
         Total Liabilities           87
[Stockholders' Equity]            2,880
[Retained Earning]
[Capital Adjustment]
     Total Stockholders' Equity     376
Sales                                46
Operating Income                    599
Ordinary Income                      39
Net Income                         -589

      Company Name: Korea.com Communications

            Code: -                                   (Unit: In Millions of Won)

            CLASSIFICATION                2003     2002     2001
-------------------------------------   -------  --------  -------
[Current Assets]                          3,413     4,481   13,731
- Current Assets                          3,413             13,731
- Inventory Assets                            -
[Fixed Assets]                            6,311    24,196   31,366

            CLASSIFICATION                2003     2002     2001
-------------------------------------   -------  --------  -------
- Investment Assets                      43,845       393    2,641
- Tangible Assets                         3,371    9,9521   11,438
- Intangible Assets                       2,895    13,851   17,286
- Deferred Assets
                  Total Assets            9,725    28,677   45,097
[Current Liabilities]                     1,804    12,699   19,458
[Long-term Liabilities]                   6,146     5,319
                Total Liabilities         7,951    18,018   19,458
[Stockholders' Equity]                      654    38,063   38,062
[Capital Surplus]
- Capital Reserve
- Reevaluation Reserve
[Retained Earning]                        1,228   -27,295  -12,315
[Capital Adjustment]                       -108      -109     -109
           Total Stockholders' Equity      -682    10,659   25,639
Sales                                    13,677    32,386    5,447
Operating Profit                         -3,123   -14,199   -1,216
Ordinary Profit                         -20,382   -16,218   -1,145
Net Profit                               -8,884   -14,980   -1,145

      Company Name: Joyview

            Code : -                                  (Unit: In Millions of Won)

           CLASSIFICATION                2003    2002    2001
-------------------------------------   ------  ------  ------
[Current Assets]                            21      49      22
- Current Assets                             5       7      10
- Inventory Assets                          16      43      12
[Fixed Assets]                             245     263     227
- Investment Assets                          8      21      24
- Tangible Assets                           76      76      73
- Intangible Assets                        161     165     130
- Other Assets
                  Total Assets             266     312     249
[Current Liabilities]                      300     212     169
[Long-term Liabilities]                      0      30      55
                Total Liabilities          300     242     224
[Stockholders' Equity]                     190     190     190
[Capital Surplus]                           61      61      61
- Capital Reserve                           61
- Reevaluation Reserve
[Retained Earning]                        -285    -181    -227

            CLASSIFICATION                   2003             2002            2001
---------------------------------------      ----             ----            ----
[Capital Adjustment]

     Total Stockholders' Equity               -33               70              24
Sales                                         113              529             552
Operating Income                              -99              -26             -81
Ordinary Income                              -104               13             -86
Net Income                                   -104               13             -86

Company
 Name:  Renthouse
Code :  -                                             (Unit: In Millions of Won)

            CLASSIFICATION                2003                2002                2001
---------------------------------------  ------              ------             -------
[Current Assets]                            308                 295                410
- Current Assets                            306                 295                410
- Inventory Assets                            0                   0                  0
[Fixed Assets]                              429                 427                621
- Investment Assets                          43                  43                 43
- Tangible Assets                           386                 383                577
- Intangible Assets                           0                   1                  1
- Other Assets                                0                   0                  0
          Total Assets                      735                 722              1,021
[Current Liabilities]                       528                 502                651
[Long-term Liabilities]                                                              -
       Total Liabilities                    528                 502                651
[Stockholders' Equity]                    1,400               1,400              1,400
[Capital Surplus]                           247                 249                246
- Capital Reserve
- Reevaluation Reserve
[Retained Earning]                       -1,439              -1,426             -1,266
[Capital Adjustment]                                                                 -
   Total Stockholders' Equity               208                 221                381
Sales                                       411                 524                499
Operating Income                              5                   1                107
Ordinary Income                             -12                -141                107
Net Income                                  -12                -141                107

Company Name: Korea Cable TV Ginam Broadcasting

Code :        -                                       (Unit: In Millions of Won)

            CLASSIFICATION                           2003                          2002
---------------------------------------             ------                      --------
[Current Assets]                                     3,787                         3,742
 - Current Assets                                    3,437                         3,623
 - Inventory Assets                                    350                           119
[Fixed Assets]                                      60,281                        75,714
 - Investment Assets                                35,214                        55,423

    CLASSIFICATION                                   2003                         2002
--------------------------                          ------                      --------
 - Tangible Assets                                  25,043                        20,257
 - Intangible Assets                                    24                            34
 - Other Assets
       Total Assets                                 64,070                        79,456
[Current Liabilities]                               51,454                        23,998
[Long-term Liabilities]                                748                        21,550
     Total Liabilities                              52,203                        45,548
[Stockholders' Equity]                              17,186                        17,186
[Capital Surplus]                                   15,088                        15,088
[Retained Earning]                                  20,407                         1,650
[Capital Adjustment]                                     -                           -16
Total Stockholders' Equity                          11,867                        33,908
Sales                                               18,899                        14,370
Operating Income                                     1,517                         7,198
Ordinary Income                                    -20,923                           830
Net Income                                         -21,199                           840

3. FINANCIAL STATUS OF OTHER COMPANIES

Classification: Domestic, Overseas]                 (Unit: Million Won,  Shares)


                                                  STARTING BALANCE           INCREASE OR DECREASE
                                           -------------------------------  ---------------------

           ACCOUNT     CORPORATE                       SHARE   ACQUISITION            ACQUISITION
  CLASS     TITLE      NAME/ITEM           QUANTITY    RATIO      COST      QUANTITY     COST
--------  ---------- -------------         --------    -----   -----------  --------  -----------
                        MIC99-7

                        Venture

Domestic  Investment  investment

          Securities    Union 8                300      15.0      3,009
                      Hankyung.com         100,000      5.00        515
                        Inbain              67,500      2.92        450
                       Renthouse            28,000     20.00        420
                        Getmore
                      Securities           400,000       9.3      2,000
                       HeyAnita
                      Korea, Inc           313,600     15.58      1,568
                     iBiztoday.com         100,000     10.00        669
                        Pillon              30,160     11.96      1,206
                       Korea IT
                        venture
                      investment
                         Union                   0         0          0       25,000      65
                      Actizen.com           26,907     18.68        100
                        Joyview             40,000     21.05        100
                      EnTechVille           23,750     19.19        285
                         Naray
                     Communication
                      Technology            11,990     19.98        114
                         KINX               10,000      6.67         50

                                                 ENDING BALANCE                        SUMMARY
                                      ------------------------------------     -----------------------
                                                                                ACQUISITION
           ACCOUNT     CORPORATE                     SHARE     ACQUISITION     (DISPOSITION)
  CLASS     TITLE      NAME/ITEM       QUANTITY      RATIO        COST             DATE         REASON   DIVIDEND  REMARK
--------  ---------- -------------    ----------     -------   -----------     -------------    ------   --------  ------
                         MIC99-7
                        Venture

Domestic  Investment  investment

          Securities    Union 8              300        15.0     3,009
                      Hankyung.com       100,000        5.00       515
                        Inbain            67,500        2.92       450
                       Renthouse          28,000       20.00       420
                        Getmore
                      Securities         400,000         9.3     2,000
                       HeyAnita
                      Korea, Inc         313,600       15.58     1,568
                     iBiztoday.com       100,000       10.00       669
                        Pillon            30,160       11.96     1,206
                       Korea IT
                        venture
                      investment
                         Union            25,000                    65
                      Actizen.com         26,907       18.68       100
                        Joyview           40,000       21.05       100
                      EnTechVille         23,750       19.19       285
                         Naray
                     Communication
                      Technology          11,990       19.98       114
                         KINX             10,000        6.67        50

                                                STARTING BALANCE
                                      ------------------------------------

           ACCOUNT       CORPORATE                     SHARE     ACQUISITION
  CLASS     TITLE        NAME/ITEM       QUANTITY      RATIO        COST
--------  ----------   -------------    ----------     -------   -----------
                        TG Venture
                        Investment
                         Union #5                6.4     22.22        640
                        Sports Love          154,337      8.12        300
                         Korea.com
                      Communications         350,000     53.47     35,000
                      Multiplus Ltd.             100      5.00        0.5
                      Korea Cable TV
                         Saeronet
                       Broadcasting          246,191     12.31      2,719
                      Korea Cable TV
                           Ginam
                       Broadcasting          837,209     24.36     22,305
                         Powercomm            83,333      0.06         83
Overseas  Investment     Persontel        10,000,000     50.00      1,666
          Securities  Hey Anita Inc.         154,440      0.12         55
                                       -------------
               Total                   13,002,823.40
                                       -------------

                                        INCREASE OR DECREASE              ENDING BALANCE
                                       ----------------------  ----------------------------------------
           ACCOUNT       CORPORATE                  ACQUISITION                   SHARE       ACQUISITION
  CLASS     TITLE        NAME/ITEM       QUANTITY      COST        QUANTITY       RATIO          COST
--------  ----------   -------------     --------   -----------  ------------- -----------    -----------
                        TG Venture
                        Investment
                         Union #5                                          6.4       22.22       640
                        Sports Love                                    154,337        8.12       300
                         Korea.com
                      Communications                                   350,000       53.47    35,000
                      Multiplus Ltd.                                       100        5.00       0.5
                      Korea Cable TV
                         Saeronet
                       Broadcasting                                    246,191       12.31     2,719
                      Korea Cable TV
                           Ginam
                       Broadcasting                                    837,209       24.36    22,305
                         Powercomm                                      83,333        0.06        83
Overseas  Investment     Persontel                                  10,000,000          50     1,666
          Securities  Hey Anita Inc.                                   154,440        0.12        55
                                                                 -------------
               Total                                             13,002,823.40
                                                                 -------------

                                               SUMMARY
                                       ----------------------
                                         ACQUISITION
            ACCOUNT      CORPORATE      (DISPOSITION)
  CLASS      TITLE       NAME/ITEM          DATE        REASON   DIVIDEND  REMARK
---------  ---------   -------------    -------------  ------   --------  ------
                        TG Venture
                        Investment
                         Union #5
                        Sports Love
                         Korea.com
                      Communications
                      Multiplus Ltd.
                      Korea Cable TV
                         Saeronet
                       Broadcasting
                      Korea Cable TV
                           Ginam
                       Broadcasting
                         Powercomm
Overseas  Investment     Persontel
          Securities  Hey Anita Inc.
               Total

                              VI. STOCK INFORMATION

1. STOCK DISTRIBUTION

a. Largest Shareholder and Shares of Related Parties

[As of February 20, 2004]                                       (Unit: Share, %)

                                                     NUMBER OF SHARES (SHARE RATIO)
                                      --------------------------------------------------------------------------
                                              BEGINNING         INCREASE    DECREASE           TERM-END
                                      ------------------------  ---------   ----------  ------------------------
                           TYPE OF    NUMBER OF                 NUMBER OF   NUMBER OF   NUMBER OF                  CAUSE OF
   NAME      RELATIONSHIP   SHARE      SHARES      SHARE RATIO    SHARES      SHARES      SHARES    SHARE RATIO     CHANGE
----------   ------------- --------   ----------   -----------  ---------   ---------   ---------   -----------  -----------
SB Thrunet     Largest
 Pte Ltd.    Shareholder    Common                                                                               Reverse
                            Stock     11,317,949      14.57         0       11,035,001    282,948       33.56    stock split

         Total              Common
                            Stock     11,317,949      14.57         0       11,035,001    282,948       33.56

                          Preferred
                            Share              0          0         0                           0           0
                                      ----------      -----       ---       ----------    -------       -----
                            Total     11,317,949      14.57         0       11,035,001    282,948       33.56
                                      ==========      =====       ===       ==========    =======       =====

Name of Largest Shareholder:   SB Thrunet Pte. Ltd     Number of Related People:           0

b. Status of Shareholders with 5% or Higher Share holding

[As of February 20, 2004]                                     (Unit: shares, %)

                                     COMMON STOCK             PREFERRED SHARE               SUBTOTAL
                              ------------------------------------------------------------------------------
                              NUMBER OF                   NUMBER OF                 NUMBER OF
RANK       NAME (TITLE)        SHARES     SHARE RATIOS     SHARES     SHARE RATIO    SHARES      SHARE RATIO
------ --------------------   ---------   ------------    ---------   -----------   ---------    -----------
  1    SB Thrunet Pte. Ltd.    282,948        33.56                                  282,948        33.56
  2     NTC Microsoft Corp.     62,857         7.46                                   62,857         7.46
  3            Hynix            49,955         5.93                                   49,955         5.93
                               -------        -----                                  -------        -----
           Total               395,760        46.95                                  395,760        46.95
                               =======        =====                                  =======        =====

c. Distribution by Shareholder

                                                        As of December 31, 2003

                               NUMBER OF                         NUMBER OF
      CLASSIFICATION          SHAREHOLDERS         RATIO          SHARES        RATIO   REMARK
---------------------------   ------------        -------       ------------    -----   ------
        Government                    0               0.0                  0      0.0
   Government Companies               5               0.0             87,831      0.1
    Security Companies                6               0.0            467,692      0.6
    Insurance Companies               0               0.0                  0      0.0
Investment Trust Companies            0               0.0                  0      0.0
  Financial Institutions              2               0.0            362,360      0.5
General Financial Companies          12               0.1            217,656      0.3
   Mutual Savings Banks               2               0.0              5,333      0.0
    Other Corporations               34               0.2         60,678,416     78.1
        Individuals              16,411              99.6          9,389,686     12.1
        Foreigners                    9               0.1          6,426,286      8.3
                                 ------             -----         ----------    -----
           Total                 16,481             100.0         77,635,260    100.0
                                 ======             =====         ==========    =====

      d. Ownership by Minority Shareholders, Largest Shareholder and others Shareholders

                                                         As of December 31, 2003

                                      NUMBER OF            NUMBER OF
         CLASSIFICATION              SHAREHOLDERS  RATIO    SHARES      RATIO   REMARK
---------------------------------    ------------  -----  ----------   ------   ------
   Total of Small Shareholders          16,113     99.9%  33,719,762    43.4%

Small Shareholders (Corporations)           97      0.3%  23,627,179    30.4%

Small Shareholders (Individuals)        16,016     99.6%  10,092,583    13.0%

       Largest Shareholder                   1      0.0%  24,727,240   31.85%

   Total of Other Shareholders              13      0.1%  19,188,258    24.7%

Other Shareholders (Corporations)            5      0.0%  18,764,348   24.17%

Other Shareholders (Individuals)             8      0.0%     423,910    0.53%
                                        ------     ----   ----------   -----
              Total                     16,140      100%  77,635,260     100%
                                        ======     ====   ==========   =====

2. INFORMATION ON SHARES

Preemptive right delineated in the Articles Incorporation

(1) The shareholders of the Company shall have rights to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings.

(2) Notwithstanding the provision of Paragraph (2), the Company may allocate new shares to persons other than existing shareholders of the Company, in any of the following cases:

      1. If the Company issues new shares by a general public offering approved by a resolution of the Board of Directors in accordance with Article 189-3 of the Securities and Exchange Act ("SEA");

      2. If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with Article 191-7 of the SEA;

      3. If the Company issues new shares pursuant to the exercise of stock options in accordance with Article 189 of the SEA;

      4. If the Company issues new shares for the issuance of depositary receipts ("DR") in accordance with Article 192 of the SEA;

      5. If the Company issues new shares in accordance with the Foreign Investment Promotion Law for the inducement of foreign capital as necessary for the management of the Company;

      6. If the Company issues news shares to domestic financial institutions, legal persons or individuals to the extent necessary for the management of the Company.

(3) In the case of abandonment or loss of the right of the shareholders to subscribe for new shares, or if fractional shares remain at the time of allocation of new of shares, such shares shall be disposed of by a resolution of the Board of Directors.

      Year-end Closing             December 31      Annual Shareholders Meeting        No later than End of March
--------------------------         -----------      ---------------------------        --------------------------

  Closing of Transfer Book                                               -

   Denomination of Stocks                              1, 5, 10, 50, 100, 500, 1,000, 10,000

       Registration of
    Stock-transfer Agent                                    Korea Securities Depositary

  Privilege of Stockholders              None                 Newspaper Used             Korea Economic Daily

3. STOCK PRICE AND PERFORMANCE IN THE PAST SIX MONTHS

   a.    Domestic Stock Market N/A

   b.    Foreign Stock Market N/A * Delisted from Nasdaq on April 7, 2003.

                          VII. DIRECTORS AND EMPLOYEES

1. STATUS OF DIRECTORS

                                                                  (Unit: shares)

                                                                                            NUMBER OF SHARES
       TITLE                                                                              --------------------
   (STANDING/NON     REGISTERED/                                                          ORDINARY   PREFERRED
     STANDING)       UNREGISTERED      NAME         DOB              BRIEF RECORD          SHARE       SHARE
-------------------  ------------  ------------  ---------  ----------------------------  --------   ---------

Receiver (Standing)   Registered   Park Suk Won  1943.2.17  - Vice Present of KoRam Bank
                                                            - Receiver of Heung Cahng       0          0

Executive Director
    (Standing)        Registered   Kim Se Hwan   1959.5.7   - Naray Mobile Telecom         33          0

  Senior Director
    (Standing)        Registered   Park Kyu Bae  1959.3.9   - Hansam Co.,                   0          0

  Senior Director
    (Standing)        Registered   Kim Yu Jung   1958.2.2   - Naray Mobile Telecom          0          0

     Director
    (Standing)        Registered   Kim In Jung   1959.5.15  - KEPCO                         0          0

Total Compensation during 3 month:  Won 102,142,710

Average Per Person during 3 month: Won 20,428,542

2. EMPLOYEE STATUS

(As of March 31, 2004)                                (Unit: In Millions of Won)

                   NUMBER OF EMPLOYEES
        -----------------------------------------
                                ENGINEER/          AVERAGE EMPLOYMENT      TOTAL      AVERAGE QUARTERLY
CLASS   SALES/MARKETING  MGT.  RESEARCHER   TOTAL        PERIOD        QUARTERLY PAY   PAY PER PERSON    REMARK
------  ---------------  ----  ----------   -----  ------------------  -------------  -----------------  ------
 Male       95           48        92        235         4.4             2,220             9.4

Female       5            9         8         22         3.8               122             5.5

Total      100           57       100        257         4.3             2,342             9.1

3. STATUS OF LABOR UNION

1) The labor union is open to all employees excluding directors, team managers, members of the business administration team and the operation supporting & HR Team

2) 183 employees joined the labor union and the union belongs to Korea Labor Union Nationwide of Information and Telecommunication.

                     VIII. TRANSACTIONS WITH RELATED PARTIES

1. TRANSACTIONS WITH LARGEST SHAREHOLDER

a. Advanced Payments and Loans (including Securities Loan) : N/A

b. Provision of collateral:                          (Unit: In millions of Won)

                                                                 Details
                               ----------------------------------------------------------------------------------------
                                                                                             Transaction
     Name                                                                   -------------------------------------------
  (Corporate                                                                Beginning                            Ending
    Name)       Relationship   Creditor   collateral   Period   Priority     Balance    Increase    Decrease    Balance   Remark
------------    ------------   --------   ----------   ------   --------    ---------   --------    --------    -------   ------
                                 SB
 SB Thrunet       Largest       Thrunet     Cable
  Pte. Ltd.     shareholder    Pte. Ltd.    Modem                 1st         48,187         -          -       48,187
                                                                              ------      ----       ----       ------
                                Total                                         48,187         -          -       48,187
                                                                              ------      ----       ----       ------

c. Guarantee of Debts: N/A

d. Investments: N/A

e. Acquisition or Disposition of Securities: N/A

f. Land Transactions (including Lease)

(1) Land Transactions: N/A

(2) Land Lease: N/A

h. Long-Term Supply Contracts: N/A

i. Business Acquisitions/Transfers: N/A

2. TRANSACTIONS WITH SHAREHOLDERS (EXCLUDING LARGEST SHAREHOLDER), DIRECTORS, EMPLOYEES AND OTHER RELATED PARTIES

                                              Long/Short-Term
                                                 non-trade                                 Long-term
        Name            Trade receivables       receivables      Non-trade payables   non-trade payables
---------------------   -----------------     ---------------    ------------------   ------------------
      Korea.com
   communications               7                  3,557                 430

Korea Cable TV Gi-nam          199                                        24                  655

      Employee                                      571
                               ---                 -----                 ---                  ---
        Total                  206                 4,128                 454                  655
                               ---                 -----                 ---                  ---

                           IX. OTHER NECESSARY DETAILS

1. REPORTS AND PROGRESS OF MAIN MANAGEMENT DETAILS

a. Reports pursuant to Clause 2, Chapter 6 (Report of Main Management Details):
N/A

b. Announcement on Listed Corporation Announcement Regulation : N/A

c. Reports Pursuant to Committee Agency Market Announcement Regulation : N/A

d. Report Pursuant to Regulation Chapter 2 (Registration & Management of Securities Issuer)

DATE REPORTED                TITLE                              REPORTS                         REPORTS STATUS  REMARK
-------------  ---------------------------------  --------------------------------------------  --------------  ------
  4/14/04        100% capital reduction of the             Related to capital reduction
                 common shares held by largest
                          shareholders

  1/19/04        100% capital reduction of the             Related to capital reduction
                 common shares held by largest
                          shareholders

  1/15/04         Cancellation of stock option        Related to cancellation of stock option

  1/15/04          Filing of material change            Related to approval of corporate
                                                               reorganization plan

   7/4/03          Loan to major shareholders            Related to roll-over of loans

  4/25/03          Collateral from Affiliates                 Related to collateral

  3/27/03          Determination to commence        Related to the determination to commence
                         reorganization                          reorganization

   3/5/03       Determination to dispose capital     Related to dispose capital maintenance
                          maintenance

   3/3/03           Application to Commence           Related to commencing reorganization
                         Reorganization

  12/31/02         Stock retirement completed      Related to capital reduction of registered
                                                                   common stock

  12/28/02       (Correction) Stock retirement       Correction announcement according to
                            resolved                        dispose fractional shares

  12/2/02          Decisions of Extraordinary            Decision for capital reduction
                     Shareholders' Meeting

  10/15/02     Decision on stock retirement (for  Capital reduction by consolidation of shares capital reduction)

  8/30/02         Decision on Capital Increase    Capital increase with consideration below par
                       with Consideration

  7/11/02       Disposition of Main Fixed assets  Related to private line (fiber optic cable, ducts, equipments)

  3/22/02               Securities Issue          Related to issuing convertible bonds without
                       Performance Report                          guarantee

DATE REPORTED                TITLE                              REPORTS                         REPORTS STATUS  REMARK
-------------  ---------------------------------  --------------------------------------------  --------------  ------
  3/15/02              Business Briefing          Related to issuing convertible bonds without
                                                  guarantee

   3/7/02        Preliminary Business Briefing    Related to issuing convertible bonds without
                                                  guarantee

   3/7/02              Securities Report          Related to issuing convertible bonds without
                                                  guarantee

   3/6/02                Exercise of BW           Related to exercising BW of SB Thrunet Pte
                                                  Ltd, Trigem Computer, Naray & Company

e. Progress of Major Management Issues Previously Announced

Originally Reported Date            Title            Original Report                 Progress
------------------------   -----------------------  ------------------  -------------------------------
                                                                        Capital reduction of largest
                                                                          share holders (2/18/04)
                                                    Related to Capital  Additional capital reduction of
         1/19/04           Reverse stock split      Reduction             largest shareholder (4/26/04)

         3/27/03           Determination to         Related to          Second meeting of interested
                           commence reorganization  Reorganization        parties (11/28/03)

         3/27/03           Determination to
                           commence reorganization  Related to          First meeting of interested
                                                    Reorganization        parties (6/25/03)

2. MINUTES OF SHAREHOLDERS' MEETING

   DATE OF SHAREHOLDERS'
          MEETING                                 ISSUES                                           DECISIONS
-----------------------------  ---------------------------------------------  ------------------------------------------------------
Extraordinary Shareholders'    1. Issue of Capital Reduction                  1. Original proposal approved
  Meeting (Nov. 25, 2002)

Extraordinary Shareholders'    1. Amendment of Articles of  Incorporation     1. Original proposal approved
          Meeting              2. Director Appointment                        2. Proposal withdrawn
       (Aug. 2, 2002)          3. Asset Transfer Approval                     3. Original proposal approved
                               4. Issue of New Stocks Below Par               4. Original proposal approve

  6th Annual Shareholders'     1. Approval of 6th Balance Sheet, Income       1. Original proposal approved
          Meeting              Statement, Deposition of Deficit Statement     2. Original proposal approved
      (Mar. 22, 2002)          2. Amendment of Articles of Incorporation       - Amendment of Articles on Selecting External
                               3. Director Appointment                           Auditor
                               4. Approval of Directors' Pay Limit            3. A total of seven directors selected - Jung Sang
                               * Selection of External Auditor                   Soon, Han Gi Choo, Yoon Seok Joong, Len Danaka,
                                                                                 Yosimitzu Koto, Lee Yong Teh, Alex Vieux
                                                                              4. Original proposal approved (Won 1.8 billion)
                                                                               - Samil Accounting Co.

  5th Annual Shareholders'     1. Approval of 5th Balance Sheet, Income       1. Original proposal approved
          Meeting              Statement, Deposition of Deficit Statement     2. Original proposal approved
       (Mar. 27, 2001)         (Proposal)                                      - Change provisions of stock options
                               2. Amendment of Articles of Incorporation      3. Kim Se-hwan and Kim Yong-hoi appointed
                               3. Director Appointment                        4. Original proposal approved (Won 1.6 billion)
                               4. Approval of Directors' Pay Limit            5. Samjeong Accounting Co. selected
                               5. Selection of External Auditor               6. Original proposal approved
                               6. Grant Stock Options                          - Total Granted: 334
                               7. Adjustment of Exercise Price of Stock        - Exercise Price: Won 7,200
                               Options                                        7. Original proposal approved
                                                                               - Adjustment of Exercise Price: Won 7,200

   DATE OF SHAREHOLDERS'
          MEETING                                 ISSUES                                           DECISIONS
-----------------------------  ---------------------------------------------  ------------------------------------------------------
  Extraordinary Shareholders'  1. Amendment of Articles of Incorporation      1.Original proposal approved
         Meeting               2. Decisions on New Stock Issue                 -Additional changes in third party distribution
       (Jan. 9, 2001)          3. Decisions on Issuing BW                       methods
                               4. Approval of Securities Purchase Agreement,   -Increase Limit of BW: Won 500 billion
                               Investor Rights Agreement and Investment       2.Original proposal approved
                               Agreement (Agreement of Issuing New Stocks      -Capital increase with consideration by third party
                               and Warrant Bonds)                               distribution methods on SB Thrunet Fund,L.P., Trigem
                               5. Director Appointment                          Computer
                                                                              3.Original proposal approved
                                                                               -Agreement on issuing warrant bonds of SB Thrunet
                                                                                Fund, L.P. Trigem Computer and Naray & Company
                                                                              4.Original proposal approved
                                                                               -Agreement conditions approved
                                                                              5. Hasegawa Hitoshi (Japan), Uchida Siro (Japan), Lee
                                                                              Eun-bok (USA) and Lee Hong Sun selected

- The 7th and 8th Annual Shareholders' Meetings were not held due to the commencing of the reorganization proceedings (March 27, 2003).

3. CONTINGENT LIABILITIES

a. Major Lawsuits

The Company is a defendant in several lawsuits and arbitrations, whose ultimate outcome cannot be ascertained at this time. Legal proceedings initiated against the Company pending as of December 31, 2003 are as follows:

                                                      (Unit: in millions of won)

Claims                 Complaint                      Defendant   Demanding payment   Remark
------                 ---------                      ---------   -----------------   ------
Compension for Damage  Lee Gem Bok & 3 other cases    Thrunet            727          N.B.1

Reimbursement
of Contract Amount     Kim Un hwan                    Thrunet            110

Money collection       Park Sung Won & 1 other case   Thrunet             84

Settlement of
Unsecured Claims       JT Telecom & 2 other cases     Thrunet         83,684

    Total                                                             84,605

N.B. 1. A Compensation suit is lodged for damages allegedly caused by the Company during its network construction work and internet service disruptions.

      b. Collateral Check and Note

[Classification: Check]                                            (Unit: Check)

        ISSUED           QUANTITY   AMOUNT      REMARK
-----------------------  --------   ------  ---------------
         Bank                1      Blank   Loan Collateral

Financial Institutions

        ISSUED           QUANTITY   AMOUNT      REMARK
-----------------------  --------   ------  ---------------
      Corporation

  Other (Individual)

[Classification: Note]                       (Unit: Note)

        ISSUED           QUANTITY   AMOUNT      REMARK
-----------------------  --------   ------  ---------------
         Bank
Financial Institutions       6      Blank   Loan Guarantee

      Corporation

  Other (Individual)

c. Other Contingent Liabilities: N/A

4. RESTRAINT STATUS : N/A

5. ISSUES AFTER CLOSING DATE:

6. SMALL TO MEDIUM ENTERPRISES STANDARD EVALUATION INDEX: N/A

7. PROGRESS RESULTS ON FUTURE PLANS: N/A

8. USE OF SUBSCRIPTION FUNDS

          CLASS           PAYMENT DATE      PAYMENT AMOUNT   USE OF FUND AS REPORTED   ACTUAL USE OF FUNDS
------------------------  ------------     ---------------   -----------------------   -------------------
      20th Thrunet
Convertible Bearer Bonds
   Without Collateral       2002.3.21      Won 952,500,000       Operating Fund          Operating Fund